Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Issued and Outstanding Ordinary Shares

of

EURAND N.V.

a public limited liability company organized under the laws of The Netherlands at

$12.00 Net Per Share

by

AXCAN PHARMA HOLDING B.V.

a private limited liability company organized under the laws of The Netherlands which is a wholly owned indirect subsidiary of

AXCAN HOLDINGS INC.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY

  TIME, ON JANUARY 20, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (which we refer to as the “Purchaser”) and a wholly owned indirect subsidiary of Axcan Holdings Inc., a Delaware corporation (which we refer to as the “Parent”), is offering to purchase for cash all of the issued and outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Eurand N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (which we refer to as “Eurand”), at a purchase price of $12.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to a Share Purchase Agreement, dated as of November 30, 2010, which was subsequently amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010 (as it may be further amended from time to time, the “Purchase Agreement”), by and among Purchaser, Parent and Eurand. Pursuant to the Purchase Agreement, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Closing”) as promptly as practicable after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement. Unless the Offer is so extended, Purchaser expects the Offer Closing to occur on January 20, 2011.

The Purchase Agreement provides, among other things, that simultaneous with the Offer Closing, Eurand shall sell, effective as of the Offer Closing, all or substantially all of the assets of Eurand (including the shares of its subsidiaries) to Purchaser or one or more of its designees for aggregate consideration equal to (i) a note payable (the “Note Payable”) from Purchaser or one or more of its designees in an aggregate principal amount equal to the Offer Price multiplied by the total number of outstanding Shares as of the Offer Closing (which Note Payable shall be prepayable without penalty or premium), and (ii) the assumption by Purchaser or its designees of all liabilities and obligations of Eurand, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of Purchaser or its designees to fully indemnify and hold harmless Eurand with respect to all such assumed liabilities and obligations) (the transaction described in this sentence, the “Asset Sale”). Following the Offer Closing, Purchaser will provide for a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder (the “Exchange Act”) of at least ten business days (the “Subsequent Offering Period”). Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the conclusion of the Subsequent Offering Period, Purchaser or one or more of its designees will repay to Eurand an amount of the Note Payable equal to the Offer Price multiplied by the number of Shares not tendered in the Offer or during the Subsequent Offering Period. Purchaser then intends to cause Eurand to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the assets of

Eurand being distributed as follows by means of a liquidation distribution: (i) each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period shall receive cash in an amount equal to the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest thereon and less any applicable withholding taxes and (ii) Purchaser shall receive (in kind) the Note Payable. In connection with the Asset Sale, Purchaser shall provide a guarantee to the liquidator as to any deficit in the estate of Eurand, so as to enable the liquidator to pay the Offer Price per Share (less withholding taxes, if any) by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period (the “Post-Closing Reorganization”).

The withholding taxes and other taxes, if any, imposed on Eurand shareholders in respect of liquidation distributions made regarding Shares not tendered in the Offer or during the Subsequent Offering Period may be different from, and are likely to be greater than, the taxes imposed upon Eurand shareholders that tender their Shares in the Offer or during the Subsequent Offering Period. As a result, the net amount received by Eurand’s shareholders for Shares that are not tendered in the Offer or during the Subsequent Offering Period may be lower than the amount received by Eurand’s shareholders that tendered their Shares in the Offer or during the Subsequent Offering Period. Such amount will depend upon each Eurand shareholder’s individual income tax circumstances and the amount of any required withholding or other taxes.

The Asset Sale and ensuing dissolution and liquidation of Eurand is subject to receipt of applicable Eurand board of directors and shareholder approval, and the Post-Closing Reorganization may also include the termination of the listing of the Shares on the NASDAQ Global Market (“Nasdaq”) and the deregistration of Eurand under the Exchange Act and the cessation of Eurand’s reporting obligations thereunder, as well as other actions intended to effect a corporate reorganization of Eurand.

As a result of the Post-Closing Reorganization, it is anticipated that Eurand will cease to be a publicly traded company and will be liquidated or become wholly owned by Purchaser. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (1) that there shall have been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:01 a.m. (New York City time) on January 20, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) at least a number of Shares that, together with the Shares beneficially owned by Purchaser, would represents 80% of the Shares outstanding (or, if the Purchaser and Eurand so agree a lower percentage, such percentage, the “Minimum Condition”); (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (3) the consummation of the Offer not being unlawful under any antitrust, competition of foreign investment laws of any Governmental Authority (as defined in the Purchase Agreement) (“Antitrust Laws”) of Germany, (4) there not being (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (ii) any other Laws (as defined in the Purchase Agreement) applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal, (5) Eurand not having breached or failed to perform in any material respect its covenants or agreements under the Purchase Agreement, (6) that, subject to certain exceptions and qualifications as described in this Offer to Purchase, the representations and warranties of Eurand contained in the Purchase Agreement shall have been true and correct when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), (7) that the board of directors of Eurand, or any committee thereof, shall not have withdrawn or modified, in a manner materially adverse to Purchaser including by amending Eurand’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any Superior Proposal (as defined in the Purchase Agreement) or any other acquisition of Shares other than the Offer, and the board of directors of Eurand, or any committee thereof, shall not have resolved to do any of the foregoing, (8) that, since the date of the Purchase Agreement, there shall not have occurred a Material Adverse Effect (as defined in the Purchase Agreement), (9) that Eurand shall have obtained the Board Approvals (as defined in the Purchase Agreement) and Stockholder Approvals (as defined in the Purchase Agreement) relating to the Asset Sale and Post Closing Reorganization, which shall remain in full force and effect, and (10) that the Purchase Agreement shall not have been terminated in accordance with its terms.

Under the HSR Act, Parent and Eurand intend to file their Premerger Notification and Report Forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer, the Asset Sale and the Post-Closing Reorganization in early January 2011. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Eurand’s board of directors recommends that shareholders accept the Offer and tender Shares into the Offer. After careful consideration by Eurand’s board of directors, including a thorough review of the Offer with its outside legal and financial advisors and Eurand’s senior management, at a meeting held on November 30, 2010, the board of directors of Eurand, acting upon the unanimous recommendation of the special committee of independent and disinterested directors of Eurand’s board of directors, (the “Special Committee”), among other things, by unanimous vote of all directors present and voting:

(i) determined that the Purchase Agreement and the contemplated transactions, including the Offer, are fair to, and in the best interests of Eurand, Eurand’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by Eurand and its subsidiaries;

(ii) duly approved and declared advisable the Purchase Agreement and the contemplated transactions, including the Offer, and the entering into of the transaction and the signing of the Purchase Agreement by the Company;

(iii) recommended that the shareholders of Eurand accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

(iv) authorized the execution, delivery and performance of the Purchase Agreement and the contemplated transactions.

A summary of the principal terms of the Offer appears on pages S-i through S-viii. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

December 21, 2010

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the notice of guaranteed delivery and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Okapi Partners LLC

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297 0720

Shareholders and All Others, Call Toll-Free: (855) 208 8901

Email: info@okapipartners.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (the “Offer to Purchase”), and in the related Letter of Transmittal(the “Letter of Transmittal”) and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Axcan Holdings Inc. (“Parent”) and Axcan Pharma Holding B.V. (“Purchaser”) have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Eurand (“Eurand N.V.”) contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Eurand or has been taken from or is based upon publicly available documents or records of Eurand on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Eurand provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding ordinary shares, par value €0.01 per share, of Eurand N.V. (the “Shares”)

Price Offered Per Share	$12.00 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”)

Scheduled Expiration of Offer	12:01 a.m. (New York City time) on January 20, 2011, unless the offer is extended or terminated earlier. See Section 1 — “Terms of the Offer.”

Purchaser	Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned indirect subsidiary of Axcan Holdings Inc., a Delaware corporation

Who is offering to buy my Shares?

Axcan Pharma Holding B.V., or Purchaser, a wholly owned indirect subsidiary of Axcan Holdings Inc., or Parent, is offering to purchase for cash all of the Shares. Purchaser is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands which was acquired for the sole purpose of making the Offer and completing the process by which Purchaser will acquire, and thereafter reorganize, Eurand. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Axcan Holdings Inc. alone, the term “Purchaser” to refer to Axcan Pharma Holding B.V. alone and the terms “Eurand” and the “Company” to refer to Eurand N.V.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase for cash all of the issued and outstanding ordinary shares, par value €0.01 per Share of Eurand at a purchase price of $12.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth

S-i

in this Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash all of the Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Eurand. If the Offer is consummated, Purchaser intends to simultaneously consummate the Asset Sale (as described below) and intends upon the expiration of the Subsequent Offering Period to cause Eurand to consummate the Post-Closing Reorganization (as described below).

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $12.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Eurand have entered into a Share Purchase Agreement, dated as of November 30, 2010, which was subsequently amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010 (as it may be further amended from time to time, the “Purchase Agreement”). The Purchase Agreement provides, among other things, that simultaneous with the Offer Closing, Eurand shall sell, effective as of the Offer Closing, all or substantially all of the assets of Eurand (including the shares of its subsidiaries) to Purchaser or one or more of its designees for aggregate consideration equal to (i) a note payable (the “Note Payable”) from Purchaser or one or more of its designees in an aggregate principal amount equal to the Offer Price multiplied by the total number of outstanding Shares as of the Offer Closing (which Note Payable shall be prepayable without penalty or premium), and (ii) the assumption by Purchaser or its designees of all liabilities and obligations of Eurand, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of Purchaser or its designees to fully indemnify and hold harmless Eurand with respect to all such assumed liabilities and obligations) (the transaction described in this sentence, the “Asset Sale”). Following the Offer Closing, Purchaser will provide for a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder (the “Exchange Act”) of at least ten business days (the “Subsequent Offering Period”). Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the conclusion of the Subsequent Offering Period, Purchaser or one or more

S-ii

of its designees will repay to Eurand an amount of the Note Payable equal to the Offer Price multiplied by the number of Shares not tendered in the Offer or during the Subsequent Offering Period. Purchaser then intends to cause Eurand to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the assets of Eurand being distributed as follows by means of a liquidation distribution: (i) each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period shall receive cash in an amount equal to the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest thereon and less any applicable withholding taxes and (ii) Purchaser shall receive (in kind) the Note Payable. In connection with the Asset Sale, Purchaser shall provide a guarantee to the liquidator as to any deficit in the estate of Eurand, so as to enable the liquidator to pay the Offer Price per Share (less withholding taxes, if any) by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period (the “Post-Closing Reorganization”).

See Section 11 — “The Purchase Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, we anticipate that we will have sufficient resources available to us. We estimate that the total funds required to purchase all of the Shares pursuant to the Offer, to consummate the Asset Sale and Post-Closing Reorganization (which estimate includes, among other things, payment in respect of outstanding in-the-money options), to pay related transaction fees and expenses, pay or refinance all Purchaser debt and Eurand debt that is required to be paid or refinanced upon consummation of the Offer, in accordance with the provisions of the Debt Financing (as defined below), and satisfy all other payment obligations of Purchaser and Eurand required to be satisfied at the closing of the Offer will be approximately $770 million. Purchaser has obtained commitments from Bank of America, N.A., Royal Bank of Canada, Barclays Bank PLC, RBC Capital Markets and HSBC Bank USA, N.A. to provide up to $445.0 million in bridge financing (the “Debt Financing”). TPG Partners V, L.P. and TPG Biotechnology Partners II, L.P. (together, the “Equity Providers”) have provided an equity commitment of up to $160 million in the aggregate to Parent (the “Equity Financing”), which, in addition to the Debt Financing and certain unrestricted cash or cash equivalents available to Purchaser, Parent and Purchaser anticipate will be sufficient to fund the purchase of all the Shares in the Offer and to pay related transaction fees and expenses, pay or refinance all Purchaser debt and Eurand debt that is required to be paid or refinanced upon consummation of the Offer, in accordance with the provisions of the Debt Financing, and satisfy all other payment obligations of Purchaser and Eurand required to be satisfied at the closing of the Offer. Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing will be provided.

In the event that the Debt Financing is not obtained on or prior to the date on which the closing of the offer would otherwise occur, we would expect that the Purchase Agreement would be terminated, in which case a condition to the Offer will not have been satisfied and there will be no Offer Closing. In such circumstances, if there is no Offer Closing (as defined below), we may owe Eurand a termination fee of $30 million or $50 million, depending on the circumstances.

See Section 9 — “Source and Amount of Funds,” Section 11 — “The Purchase Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

S-iii

•

we have received equity and debt commitments, which, in addition to certain unrestricted cash or cash equivalents available to Purchaser, Parent and Purchaser anticipate will be sufficient to purchase all Shares tendered pursuant to the Offer; and

•

if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Post-Closing Reorganization (although such amounts may be subject to additional withholding taxes as described below).

See Section 5B — “Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:01 a.m. (New York City time) on January 20, 2011, unless we extend the Offer pursuant to the terms of the Purchase Agreement (such date and time, as it may be extended in accordance with the terms of the Purchase Agreement, the “Expiration Date”) or the Offer is earlier terminated. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two NASDAQ Global Market (“Nasdaq”) trading days.

Acceptance for payment of, and payment for, Shares pursuant to and subject to the conditions of the Offer, which shall occur on January 20, 2011, unless we extend the Offer pursuant to the terms of the Purchase Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, subject to our rights to terminate the Purchase Agreement in accordance with its terms, we have agreed in the Purchase Agreement that:

•

if (i) any condition to the Offer is not satisfied (other than conditions which by their terms can only be satisfied at the Offer Closing itself) and has not been waived or (ii) the Offer Closing has not occurred and the Marketing Period plus a period of five business days thereafter has not elapsed, in each case at 12:01 a.m. (New York City Time) on January 20, 2011 or any subsequent time as of which the Offer is then scheduled to expire, then on each such scheduled expiration date Purchaser may, or at Eurand’s written request, Purchaser must, extend the Offer for a period of up to 10 consecutive business days (or any such longer period as the parties may agree in writing); and

•

notwithstanding the satisfaction or waiver of the conditions to the Offer, if the Marketing Period has not ended at 12:01 a.m. (New York City Time) on January 20, 2011 or any subsequent time as of which the Offer is scheduled to expire, then on each such scheduled expiration date Purchaser may extend the Offer for a period of up to 10 consecutive business days (but in no event past the date which is five business days following the expiration of the Marketing Period).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

S-iv

Will there be a subsequent offer period?

Yes, following the Offer Closing, Purchaser is obligated by the Purchase Agreement to provide for the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act of 1934 of at least 10 business days. No withdrawal rights will apply to any Shares tendered in the Subsequent Offering Period.

See Section 1 — “Terms of the Offer”.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the day on which the Offer was scheduled to expire if such day is a business day or, if such day is not a business day, on the next business day.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

that there shall have been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to12:01 a.m. (New York City Time) on January 20, 2011, unless Purchaser shall have extended the Expiration Date in accordance with the Purchase Agreement, at least a number of Shares that, together with the Shares beneficially owned by Purchaser, would represent 80% of the Shares outstanding (or, if the Purchaser and Eurand so agree a lower percentage, such percentage, the “Minimum Condition”);

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”);

•

the consummation of the Offer is not unlawful under any antitrust, competition of foreign investment laws of any Governmental Authority (as defined in the Purchase Agreement) (“Antitrust Laws”) of Germany;

•

that there shall not be (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority (as defined in the Purchase Agreement), (ii) any other Laws (as defined in the Purchase Agreement) applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal;

•	that Eurand shall not have breached or failed to perform in any material respect its covenants or agreements under the Purchase Agreement;

•

that, subject to certain exceptions and qualifications, the representations and warranties of Eurand contained in the Purchase Agreement shall have been true and correct when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct in all respects only as of such date);

•

that the board of directors of Eurand, or any committee thereof, shall not have withdrawn or modified, in a manner materially adverse to Purchaser including by amending Eurand’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached

S-v

thereto, the “Schedule 14D-9”), the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any Superior Proposal (as defined in the Purchase Agreement) or any other acquisition of Shares other than the Offer, and the board of directors of Eurand, or any committee thereof, shall not have resolved to do any of the foregoing;

•	that, since the date of the Purchase Agreement, there shall not have occurred a Material Adverse Effect (as defined in the Purchase Agreement);

•

that Eurand shall have obtained the Board Approvals (as defined in the Purchase Agreement) and Stockholder Approvals (as defined in the Purchase Agreement) relating to the Asset Sale and Post-Closing Reorganization, which shall remain in full force and effect; and

•	that the Purchase Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Purchase Agreement.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Eurand, Purchaser cannot (i) change the form of consideration payable in the Offer, (ii) decrease the Offer Price, (iii) reduce the maximum number of Shares to be purchased in the Offer or waive the satisfaction of the Minimum Condition, (iv) extend the Offer other than in accordance with the terms of the Purchase Agreement, (v) impose conditions to the Offer in addition to the Offer Conditions (as defined in the Purchase Agreement), or (vii) amend any other term of the Offer in a manner adverse to the holders of Shares.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Purchase Agreement and the Offer. Without limiting the generality of the foregoing, if (i) at any then-scheduled Expiration Date, (x) each condition to the Offer (other than the Minimum Condition) shall have been satisfied or waived, (y) the Minimum Condition shall not have been satisfied and (z) no further extensions or re-extensions of the Offer are permitted or required, (ii) the Purchase Agreement is terminated or (iii) at any then-scheduled Expiration Date, (x) each condition to the Offer shall have been satisfied or waived, (y) the proceeds of the Debt Financing are not funded pursuant to the terms of the second amended and restated debt commitment letter, dated as of December 15, 2010 (which we refer to as the “Debt Commitment Letter”), from Bank of America, N.A., Royal Bank of Canada, Barclays Bank PLC, RBC Capital Markets and HSBC Bank USA, N.A. to Axcan Intermediate Holdings Inc. and (z) no further extensions or re-extensions of the Offer are permitted or required, then, in each case, Purchaser will promptly (and, in any event, within 24 hours of such termination but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer.

See Section 15 — “Certain Conditions of the Offer.”

Have any Eurand shareholders agreed to tender their Shares?

Yes, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V., significant shareholders of Eurand that together own approximately 54.6% of the Shares, and Gearóid M. Faherty, who owns approximately 3.7% of the Shares, have entered into tender agreements with Purchaser, dated as of November 30, 2010, pursuant to which each such shareholder has agreed, among other things, to tender all of the Shares held by such shareholder into the Offer.

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See Section 11 — “The Purchase Agreement; Other Agreements — Tender Agreements”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within two Nasdaq trading days.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after February 19, 2011, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Eurand board of directors think of the Offer?

Eurand’s board of directors recommends that shareholders accept the Offer and tender Shares into the Offer. After careful consideration by Eurand’s board of directors, including a thorough review of the Offer with its outside legal and financial advisors and Eurand’s senior management, at a meeting held on November 30, 2010, the board of directors of Eurand, acting upon the unanimous recommendation of the special committee of independent and disinterested directors of Eurand’s board of directors, (the “Special Committee”), among other things, by unanimous vote of all directors present and voting:

(i) determined that the Purchase Agreement and the contemplated transactions, including the Offer, are fair to, and in the best interests of Eurand, Eurand’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by Eurand and its subsidiaries;

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(ii) duly approved and declared advisable the Purchase Agreement and the contemplated transactions, including the Offer, and the entering into of the transaction and the signing of the Purchase Agreement by the Company;

(iii) recommended that the shareholders of Eurand accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

(iv) authorized the execution, delivery and performance of the Purchase Agreement and the contemplated transactions.

A more complete description of the reasons of Eurand’s board of director’s approval of the Offer and the Post-Closing Reorganization is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Eurand.

If the Offer is completed, will Eurand continue as a public company?

No. Prior to the Offer Closing, Eurand is obligated to hold an extraordinary general meeting of its shareholders to approve, among other things, the Asset Sale and ensuing liquidation and dissolution of Eurand. If the Asset Sale and the Post-Closing Reorganization take place, Eurand no longer will be publicly traded. Even if the Asset Sale and the Post-Closing Reorganization do not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that Eurand’s ordinary shares will no longer be eligible to be traded through Nasdaq or other securities exchanges, there may not be an active public trading market for Eurand ordinary shares.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated, we expect to effectuate the Asset Sale and the Post-Closing Reorganization.

Purchaser will provide for a subsequent offering period following the Offer Closing in accordance with Rule 14d-11 under the Exchange Act of at least ten business days (the “Subsequent Offering Period”). Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the conclusion of the Subsequent Offering Period, Purchaser or one or more of its designees will repay to Eurand an amount of the Note Payable equal to the Offer Price multiplied by the number of Shares not tendered in the Offer or during the Subsequent Offering Period, and Purchaser then intends to cause Eurand to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period receiving cash in an amount equal to the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest thereon and less any applicable withholding taxes. In connection with the Asset Sale, Purchaser shall provide a guarantee to the liquidator as to any deficit in the estate of Eurand, so as to enable the liquidator to pay the Offer Price per Share (less withholding taxes, if any) by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period.

As a result of the Post-Closing Reorganization, it is intended that Eurand will cease to be a publicly traded company and will be liquidated or become wholly owned by Purchaser. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

See Section 11 — “The Purchase Agreement; Other Agreements.”

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If the Post-Closing Reorganization is consummated, Eurand’s shareholders who do not tender their Shares in the Offer or during the Subsequent Offer Period will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer Subsequent Offer Period without any interest being paid on such amount and with such amount being subject to any required withholding taxes. The withholding taxes and other taxes, if any, imposed on such Eurand shareholders may be different from, and are likely to be greater than, the taxes imposed upon such Eurand shareholders had they tendered their Shares in the Offer or during the Subsequent Offer Period. If in connection with the Asset Sale and the Post-Closing Reorganization it is decided that Eurand will be dissolved and liquidated, Netherlands dividend withholding tax will (unless a shareholder qualifies for an exemption) be due at a rate of 15% to the extent that the liquidation proceeds exceed the average paid-in capital of those Shares as recognized for purposes of Netherlands dividend withholding tax and an exemption from or a reduction in the withholding tax is not otherwise available. As a result, the net amount received by Eurand’s shareholders for Shares that are not tendered in the Offer is likely to be lower than the amount that they would have received had they tendered their Shares in the Offer or during the Subsequent Offer Period. The amount received will depend upon each Eurand’s shareholder’s individual income tax circumstances and the amount of any required withholding or other taxes.

In addition, if the Offer and the Post-Closing Reorganization are completed, another difference to you between tendering your Shares and not tendering your Shares in the Offer is that you may be paid earlier if you tender your Shares in the Offer. Further, if the Offer is consummated but the Post-Closing Reorganization is not consummated, the number of Eurand’s shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described in Section 13 — “Certain Effects of the Offer,” Eurand may cease making certain filings with the SEC.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On November 30, 2010, the trading day before the public announcement of the transaction, the reported closing sales price of the Shares on Nasdaq was $10.97. On December 20, 2010, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on Nasdaq was $11.78. The Offer Price represents a 9.4% premium over the November 30, 2010 closing stock price, and a 1.9% premium over the December 20, 2010 stock price.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

The holders of Shares are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that upon the Offer Closing or after the Subsequent Offering Period Purchaser holds 95% or more of the Shares, Purchaser may acquire the remaining Shares not tendered by means of buy-out proceedings (uitkoopprocedure) in accordance with article 2:92a of the Dutch Civil Code (“DCC”). In such proceedings the Dutch court can determine the price to be paid for the Shares, which may be different from the cash equivalent of the consideration offered in the Offer. The minority shareholders do not have the right to oblige the Purchaser to buy their Shares.

See Section 17 — “Appraisal Rights.”

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What will happen to my stock options in the Offer?

Immediately prior to the Offer Closing, all outstanding and unexercised options to purchase Shares that are outstanding and unexercised immediately prior to the Offer Closing (“Options”) other than those Options issued on or after the date of the Purchase Agreement shall become fully vested. At the Offer Closing, all outstanding and unexercised Options shall be cancelled and the holders thereof shall cease to have any rights with respect thereto, excepting only the right, in respect of each such cancelled Option other than those Options issued on or after the date of the Purchase Agreement, to receive an amount in cash from Eurand, on Eurand’s regular payroll date occurring on or next following the date of the Offer Closing and in accordance with Eurand’s regular payroll practices, equal to the result of multiplying the total number of Shares previously subject to such vested Option by the excess, if any, of the Offer Price over the per share exercise price of such unexercised Option, subject to applicable tax withholding.

See Section 11 — “The Purchase Agreement; Other Agreements — Purchase Agreement — Treatment of Options.”

What are the material United States federal income tax consequences of tendering Shares for U.S. shareholders?

The receipt of cash in exchange for your Shares pursuant to the Offer or during the Subsequent Offering Period (together for purposes of U.S. federal income tax discussions, the “Offer”) or the Post-Closing Reorganization generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Post-Closing Reorganization.

See Section 5A — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the United States federal income tax consequences of the Offer, the Asset Sale and the Post-Closing Reorganization for certain U.S. shareholders.

What are the material Dutch tax consequences of having my Shares accepted for payment in the Offer?

For non-Dutch resident Eurand shareholders that are deemed not to have, directly or indirectly, a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Eurand, the receipt of cash in exchange of their Shares pursuant to the Offer or during the Subsequent Offering Period shall not be subject to Dutch local taxation. Depending on the circumstances, Dutch resident Eurand shareholders and non-Dutch resident Eurand shareholders that are deemed to have, directly or indirectly, a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Eurand, may be subject to Dutch local taxation on the receipt of cash in exchange of their Shares pursuant to the Offer or during the Subsequent Offering Period.

If subsequent to the Asset Sale and in connection with the Post-Closing Reorganization it is decided that Eurand will be dissolved and liquidated, Dutch dividend withholding tax will (unless a shareholder qualifies for an exemption) be due at a rate of 15% to the extent that the liquidation proceeds exceed the average paid-in capital of those Shares as recognized for purposes of Netherlands dividend withholding tax and an exemption from or a reduction in the withholding tax is not otherwise available. As a result, the net amount received by Eurand’s shareholders for Shares that are not tendered in the Offeror during the Subsequent Offer Period is likely to be lower than the amount that they would have received had they tendered their Shares in the Offer or during the Subsequent Offer Period.

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We urge you to consult your own tax advisor as to the particular Dutch tax consequences to you of the Offer and the Post-Closing Reorganization.

See Section 5B — “Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization” for a more detailed discussion of the Dutch tax consequences of the Offer and the Post-Closing Reorganization.

Who should I call if I have questions about the Offer?

You may call Okapi Partners, LLC at (855) 208 8901 (Toll Free). Banks and brokers may call collect at (212) 297 0720. Okapi Partners, LLC is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

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To the Holders of

Ordinary Shares of Eurand N.V.

INTRODUCTION

Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (which we refer to as the “Purchaser”) and a wholly owned indirect subsidiary of Axcan Holdings Inc., a Delaware corporation (which we refer to as the “Parent”) is offering to purchase for cash all of the issued and outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Eurand N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (which we refer to as “Eurand”), at a purchase price of $12.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to a Share Purchase Agreement, dated as of November 30, 2010, which was subsequently amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010 (as it may be further amended from time to time, the “Purchase Agreement”), by and among Purchaser, Parent and Eurand. Pursuant to the Purchase Agreement, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Closing”) as promptly as practicable after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement. Unless the Offer is so extended, Purchaser expects the Offer Closing to occur on January 20, 2011.

The Purchase Agreement provides, among other things, that simultaneous with the Offer Closing, Eurand shall sell, effective as of the Offer Closing, all or substantially all of the assets of Eurand (including the shares of its subsidiaries) to Purchaser or one or more of its designees for aggregate consideration equal to (i) a note payable (the “Note Payable”) from Purchaser or one or more of its designees in an aggregate principal amount equal to the Offer Price multiplied by the total number of outstanding Shares as of the Offer Closing (which Note Payable shall be prepayable without penalty or premium), and (ii) the assumption by Purchaser or its designees of all liabilities and obligations of Eurand, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of Purchaser or its designees to fully indemnify and hold harmless Eurand with respect to all such assumed liabilities and obligations) (the transaction described in this sentence, the “Asset Sale”). Following the Offer Closing, Purchaser will provide for a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder (the “Exchange Act”) of at least ten business days (the “Subsequent Offering Period”). Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the conclusion of the Subsequent Offering Period, Purchaser or one or more of its designees will repay to Eurand an amount of the Note Payable equal to the Offer Price multiplied by the number of Shares not tendered in the Offer or during the Subsequent Offering Period. Purchaser then intends to cause Eurand to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the assets of Eurand being distributed as follows by means of a liquidation distribution: (i) each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period shall receive cash in an amount equal to the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest thereon and less any applicable withholding taxes and (ii) Purchaser shall receive (in kind) the Note Payable. In connection with the Asset Sale, Purchaser shall provide a guarantee to the liquidator as to any deficit in the estate of Eurand, so as to enable the liquidator to pay the Offer Price per Share (less withholding taxes, if any) by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period (the “Post-Closing Reorganization”).

The withholding taxes and other taxes, if any, imposed on Eurand shareholders in respect of liquidation distributions made regarding Shares not tendered in the Offer or during the Subsequent

Offering Period may be different from, and are likely to be greater than, the taxes imposed upon Eurand shareholders that tender their Shares in the Offer or during the Subsequent Offering Period. As a result, the net amount received by Eurand’s shareholders for Shares that are not tendered in the Offer or during the Subsequent Offering Period may be lower than the amount received by Eurand’s shareholders that tendered their Shares in the Offer or during the Subsequent Offering Period. Such amount will depend upon each Eurand shareholder’s specific income tax circumstances and the amount of any required withholding or other taxes.

The Asset Sale and ensuing dissolution and liquidation of Eurand is subject to receipt of applicable Eurand board of directors and shareholder approval, and the Post-Closing Reorganization may also include the termination of the listing of the Shares on the NASDAQ Global Market (“Nasdaq”) and the deregistration of Eurand under the Exchange Act and the cessation of Eurand’s reporting obligations thereunder, as well as other actions intended to effect a corporate reorganization of Eurand.

As a result of the Post-Closing Reorganization, it is anticipated that Eurand will cease to be a publicly traded company and will be liquidated or become wholly owned by Purchaser. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (1) that there shall have been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:01 a.m. (New York City time) on January 20, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) at least a number of Shares that, together with the Shares beneficially owned by Purchaser, would represents 80% of the Shares outstanding (or, if the Purchaser and Eurand so agree a lower percentage, such percentage, the “Minimum Condition”), (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (3) the consummation of the Offer is not unlawful under any antitrust, competition of foreign investment laws of any Governmental Authority (as defined in the Purchase Agreement) (“Antitrust Laws”) of Germany, (4) that there shall not be (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (ii) any other Laws (as defined in the Purchase Agreement) applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal, (5) that Eurand shall not have breached or failed to perform in any material respect its covenants or agreements under the Purchase Agreement, (6) that, except in the case of the representations and warranties relating to capitalization, outstanding indebtedness and brokers (as described in Sections 4.03(a), 4.03(b), 4.03(e) and 4.20 of the Purchase Agreement), the representations and warranties of Eurand contained in the Purchase Agreement that are qualified by reference to a Material Adverse Effect shall have been true and correct in all respects when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct in all respects only as of such date), (7) that, except in the case of the representations and warranties relating to capitalization, outstanding indebtedness and brokers (as described in Sections 4.03(a), 4.03(b), 4.03(e) and 4.20 of the Purchase Agreement), the representations and warranties of Eurand contained in the Agreement that are not qualified by reference to a Material Adverse Effect (as defined in the Purchase Agreement) shall have been true and correct when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except for such failures to be true and correct as have not and would not, individually or in the aggregate, resulted in a Material Adverse Effect, (8) that the representations and warranties relating to capitalization and brokers (as described in Sections 4.03(a), 4.03(b) and 4.20 of the Purchase Agreement) shall have been true and correct in all respects when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except for such failures to be true and correct as have not and would not, individually or in the aggregate, reasonably be expected to give rise to damages, losses, costs and expenses in excess of $5 million in the aggregate, (9) that the representations and warranties of Eurand relating to outstanding indebtedness (as described in Section 4.03(e) of the Purchase Agreement) shall have been true and correct in all respects when made, except for such failure to be true and correct as have not and would not, individually or in the aggregate, reasonably be expected to give rise to damages, losses, costs and expenses in excess of $5 million in the aggregate, (10) that the board of directors of Eurand, or any committee thereof, shall not have withdrawn or modified, in a manner materially adverse to Purchaser including by amending Eurand’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any Superior Proposal or any other acquisition of Shares other than the Offer, and the board of directors of Eurand, or any committee thereof, shall not have resolved to do any of the foregoing, (11) that, since the date of the Purchase Agreement, there shall not have occurred a Material Adverse Effect, (12) that Eurand shall have obtained the Board Approvals (as defined below) and Stockholder Approvals (as defined below), which shall remain in full force and effect, (13) that the Purchase Agreement shall not have been terminated in accordance with its terms.

Under the HSR Act, Parent and Eurand intend to file their Premerger Notification and Report Forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer, the Asset Sale and the Post-Closing Reorganization in early January 2011. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Eurand’s board of directors recommends that shareholders accept the Offer and tender Shares into the Offer. After careful consideration by Eurand’s board of directors, including a thorough review of the Offer with its outside legal and financial advisors and Eurand’s senior management, at a meeting held on November 30, 2010, the board of directors of Eurand, acting upon the unanimous recommendation of the special committee of independent and disinterested directors of Eurand’s board of directors, (the “Special Committee”), among other things, by unanimous vote of all directors present and voting:

(i) determined that the Purchase Agreement and the contemplated transactions, including the Offer, are fair to, and in the best interests of Eurand, Eurand’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by Eurand and its subsidiaries;

(ii) duly approved and declared advisable the Purchase Agreement and the contemplated transactions, including the Offer, and the entering into of the transaction and the signing of the Purchase Agreement by the Company;

(iii) recommended that the shareholders of Eurand accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

(iv) authorized the execution, delivery and performance of the Purchase Agreement and the contemplated transactions.

A more complete description of Eurand’s board of director’s reasons for authorizing and approving the Purchase Agreement and the transactions contemplated thereby, including the Offer, the Asset Sale and the Post-Closing Reorganization, is set forth in the Schedule 14D-9 that is being furnished to shareholders in connection with the Offer. Shareholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Post-Closing Reorganization; Reasons for Recommendation.”

Eurand has advised Parent and Purchaser that, on December 16, 2010, 48,020,637 Shares were issued and outstanding, and on November 29, 2010 4,308,695 Shares were issuable pursuant to stock options to purchase Shares, including options that were granted under the Company Equity Compensation Plan (“Options”), with an exercise price no more than the Offer Price. Assuming that no Shares are issued pursuant to the exercise of Options or otherwise after November 29, 2010 and all Options that are as of November 29, 2010 are exercised, there would be 52,329,332 Shares outstanding and the Minimum Condition would be satisfied if at least 41,863,466 Shares are validly tendered and not validly withdrawn on or prior to the Expiration Date.

The Asset Sale and ensuing liquidation and dissolution of Eurand are subject to the satisfaction or waiver of certain conditions, including the adoption of the Purchase Agreement and approval of the transactions contemplated thereby by an absolute majority of votes cast in the shareholders’ meeting at which at least one third of the issued and outstanding Shares of Eurand are represented. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 80% of the Shares in the Offer, Eurand shall, simultaneous with the Offer Closing, consummate the Asset Sale. Following the Offer Closing, Purchaser will provide for the Subsequent Offering Period. Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the conclusion of the Subsequent Offering Period, Purchaser or one or more of its designees will repay to Eurand an amount of the Note Payable equal to the Offer Price multiplied by the number of Shares not tendered in the Offer or during the Subsequent Offering Period. Purchaser intends to cause Eurand to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the assets of Eurand being distributed as follows by means of a liquidation distribution: (i) each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period shall receive cash in an amount equal to the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest thereon and less any applicable withholding taxes and (ii) Purchaser shall receive (in kind) the Note Payable. In connection with the Asset Sale, Purchaser shall provide a guarantee to the liquidator as to any deficit in the estate of Eurand, so as to enable the liquidator to pay the Offer Price per Share (less withholding taxes, if any) by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period.

Certain United States federal income tax consequences and Dutch law income tax consequences of the sale of Shares pursuant to the Offer and pursuant to the Post-Closing Reorganization are described in Section 5 — “Certain Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer which shall occur on January 20, 2011, unless we extend the Offer pursuant to the terms of the Purchase Agreement.

The Offer is conditioned upon, among other things, the absence of a termination of the Purchase Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the HSR condition, the Governmental Authority condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

Subject to our right to terminate the Purchase Agreement in accordance with its terms, we have agreed in the Purchase Agreement that if (i) any condition to the Offer is not satisfied (other than conditions which by their terms can only be satisfied at the Offer Closing itself) and has not been waived or (ii) the Offer Closing has not occurred and the Marketing Period (as defined below) plus a period of five business days thereafter has not elapsed, in each case at 12:01 a.m. (New York City Time) on January 20, 2011 or any subsequent time as of which the Offer is then scheduled to expire, then on each such scheduled Expiration Date Purchaser may, or at Eurand’s written request, Purchaser must, extend the Offer for a period of up to ten consecutive business days (or any such longer period as the parties may agree in writing). Notwithstanding the satisfaction or waiver of the conditions to the Offer, if the Marketing Period has not ended at 12:01 a.m. (New York City Time) on January 20, 2011 or any subsequent time as of which the Offer is scheduled to expire, then on each such scheduled Expiration Date Purchaser may extend the Offer for a period of up to ten consecutive business days (but in no event past the date which is five business days following the expiration of the Marketing Period).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Eurand, Purchaser cannot (i) change the form of consideration payable in the Offer, (ii) decrease the Offer Price, (iii) reduce the maximum number of Shares to be purchased in the Offer or waive the satisfaction of the Minimum Condition, (iv) extend the Offer other than in accordance with the terms of the Purchase Agreement, (v) impose conditions to the Offer in addition to the Offer Conditions (as defined in the Purchase Agreement), or (vii) amend any other term of the Offer in a manner adverse to the holders of Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the

Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Following the Offer Closing, Purchaser will provide for the Subsequent Offering Period, in accordance with Rule 14d-11 under the Exchange Act of at least ten business days. Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Purchase Agreement and the Offer. Without limiting the generality of the foregoing, if (i) at any then-scheduled Expiration Date, (x) each condition to the Offer (other than the Minimum Condition) shall have been satisfied or waived, (y) the Minimum Condition shall not have been satisfied and (z) no further extensions or re-extensions of the Offer are permitted or required, (ii) the Purchase Agreement is terminated or (iii) at any then-scheduled Expiration Date, (x) each condition to the Offer shall have been satisfied or waived, (y) the proceeds of the Debt Financing (as defined below) are not funded pursuant to the terms of the second amended and restated debt commitment letter, dated as of December 15, 2010 (the “Debt Commitment Letter”), from Bank of America, N.A., Royal Bank of Canada, Barclays Bank PLC, RBC Capital Markets and HSBC Bank USA, N.A. and (z) no further extensions or re-extensions of the Offer are permitted or required, then, in each case, Purchaser will promptly (and, in any event, within 24 hours of such termination but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer.

Eurand has provided us with Eurand’s shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Eurand’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. During the Subsequent Offering Period, we will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if a shareholder submits Share Certificates evidencing more Shares than such shareholder desires to tender, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book- Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied

•

such tender is made by or through an institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”);

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a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

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the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment

Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by Eurand’s shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Eurand’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Eurand’s shareholders.

United States Federal Income Tax Information Reporting and Backup Withholding. Payments made to shareholders of Eurand in the Offer or the Post-Closing Reorganization generally will be subject to United States federal income tax information reporting and may be subject to backup withholding. To avoid backup withholding, a U.S. shareholder should complete and return the Form W-9 included in the Letter of Transmittal, certifying that (i) such shareholder is a United States person, (ii) the taxpayer identification number provided is correct, and (iii) that such shareholder is not subject to backup withholding. Non-U.S. shareholders should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a shareholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 19, 2011, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by Eurand’s shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

5. Certain Tax Consequences

5A. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Post-Closing Reorganization to U.S. Holders (as defined below) of Eurand whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered and are offered or receive cash in the Post-Closing Reorganization. The summary is for general information only and does not consider all aspects of United States federal income taxation that might be relevant to shareholders of Eurand. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not currently intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders of Eurand in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Post-Closing Reorganization, nor does it address the United States federal income tax consequences of the transactions to shareholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of Eurand following the Offer and the Post-Closing Reorganization, to holders of equity awards under Eurand’s equity compensation plans, Option holders, or to special classes of taxpayers who may be subject to special tax rules, including without limitation non-U.S. shareholders, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, shareholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, shareholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, shareholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation, and shareholders that beneficially own directly, indirectly or constructively 10% or more of the outstanding voting Shares of Eurand. In addition, this summary does not address United States federal taxes other than income taxes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes.

If a partnership, or any other entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Post-Closing Reorganization.

Because individual circumstances may differ and this description is not intended to constitute a complete analysis of all United States federal income tax consequences relating to the Offer or the Post-Closing Reorganization, each shareholder should consult its own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Post-Closing Reorganization on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The Receipt of Cash in Exchange for Shares Pursuant to the Offer.

The exchange of Shares for cash pursuant to the Offer will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Any such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a lower rate than the ordinary income tax rate. Long-term capital gain recognized by a corporation is currently taxed at ordinary income tax rates. In the case of Shares that have been held for one year or less, capital gain or loss recognized by a U.S. Holder on the exchange of such Shares generally will be short-term capital gain or loss. Any such short-term capital gain recognized pursuant to the Offer will be subject to tax at ordinary income tax rates. The deductibility of any short-term and long-term capital losses recognized pursuant to the Offer may be subject to certain limitations.

Gain or loss will generally be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Post-Closing Reorganization.

The foregoing discussion assumes that Eurand is not currently, and has not been a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Eurand believes it is not, and has not ever been, a PFIC. In general, the test for determining whether Eurand is or has been a PFIC is applied annually and is based upon the composition of Eurand’s and certain of its affiliates’ income and assets for such taxable year. In general, a corporation organized or incorporated outside the United States is a PFIC in any given taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) 75% or more of its gross income is classified as “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to its assets which produce or are held for the production of passive income. If Eurand were a PFIC in the current taxable year or in any prior taxable year in which the tendering U.S. Holder has held the Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Shares, including an exchange of such Shares pursuant to the Offer, unless such U.S. Holder has in effect certain elections. Such adverse consequences generally would include treatment of such gain as ordinary income and imposition of a special “interest charge” on the tax on such income. U.S. Holders of Eurand should consult their own tax advisors concerning whether Eurand is or has been a PFIC for any given taxable year during which such U.S. Holder has owned Shares and the tax consequences of tendering Shares pursuant to the Offer.

Receipt of cash in exchange for Shares Pursuant to the Post-Closing Reorganization.

Although not free from doubt, in the event a U.S. Holder receives cash for Shares in the Post-Closing Reorganization, the U.S. federal income tax consequences to such U.S. Holder would likely be the same as described above. As further described in the Dutch Tax Aspects of the Offer and Post-Closing Reorganization, you may be subject to Dutch withholding tax. It is possible that you may be able to obtain a deduction or a credit for such withholding tax, however, the calculation of deductions and foreign tax credits involves the application of complex rules and limitations may apply. Each U.S. Holder should consult its own tax advisor concerning the tax consequence of exchanging Shares pursuant to the Post-Closing Reorganization.

United States Federal Income Tax Information Reporting Requirements and Backup Withholding.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Post-Closing Reorganization is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

5B. Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization

The following is a summary of Dutch tax consequences of the Offer and the Post-Closing Reorganization to the shareholders of Eurand whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Post-Closing Reorganization. It does not address tax consequences applicable to holders of Options. The summary is for general information only and does not purport to consider all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, this summary should be treated with corresponding caution. Shareholders are expressly urged to consult with their tax advisers with regard to the tax consequences of tendering their shares pursuant to the Offer and the Post-Closing Reorganization.

Please note that this summary does not describe the tax considerations for:

(a)	Shareholders, if such holders, and in the case of individuals, his/her partner, certain other relatives or certain persons sharing his/her household, alone or together, directly or indirectly have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Eurand under the Dutch Personal Income Tax Act 2001 (Wet inkomstenbelasting 2001) or Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). In general, a substantial interest in Eurand is considered present if the holders, and in the case of individuals, his/her partner, certain other relatives or certain persons sharing his/her household, alone or together, directly or indirectly hold shares representing 5% or more of the total issued and outstanding capital of Eurand and/or are entitled to five percent of Eurand’s annual profit, and/or five percent of the proceeds upon liquidation of Eurand. A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

(b)

Shareholders of Eurand that are corporate legal entities that derive benefits from the Shares that are exempt under the participation exemption regime as laid down in the Dutch Corporate Income Tax Act

1969 or would have been exempt under the participation exemption regime if such shareholder were a taxpayer in the Netherlands. In general, a shareholding of 5% or more in Eurand should qualify for the participation exemption regime. A shareholder may also have a qualifying participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if Eurand is a related entity (statutorily defined term).

(c)	Shareholders who are individuals for whom the Shares or any benefit derived from the Shares a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such shareholder (as defined in the Dutch Personal Income Tax Act).

(d)	Pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are exempt from corporate income tax in the Netherlands or another state of the European Union, Norway, Liechtenstein or Iceland.

Except as otherwise indicated, this summary only addresses the Dutch national tax legislation and published regulations, as in effect on the date of this Offer and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retro-active effect.

5B.1. Certain Dutch Tax Aspects of the Offer

Dutch resident individual shareholders

An individual shareholder who is resident or deemed to be resident of the Netherlands for Dutch tax purposes or a non-resident individual shareholder who has opted to be taxed as a resident of the Netherlands will become subject to Dutch Income Tax on any capital gains realized upon the Offer or during the Subsequent Offering Period at the progressive rates with a maximum of 52% if;

(a)	the Shares are attributable to an enterprise from which the individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder as defined in the Dutch Personal Income Tax Act 2001; or

(b)	the shareholder is considered to perform activities with respect to the Shares that exceed ordinary asset management (normaal vermogensbeheer) or derives benefits from the Shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).

If the abovementioned conditions (a) and (b) do not apply to the individual shareholder, the Shares are recognized as passive investment assets and included as such in the shareholder’s net investment asset base (rendementsgrondslag). As of January 1st, 2011, such shareholder will be taxed annually on a deemed income of 4% on the amount of his or her net investment assets calculated on January 1st at an income tax rate of 30%. An annual tax free threshold is generally available for each Dutch resident individual tax payer (e.g. EUR 20,661 in 2010). By virtue of the deemed income recognized, the actual benefits derived (including profit distributions and capital gains) are not as such subject to Dutch Personal Income Tax.

Dutch resident corporate shareholders

Corporate shareholders who are resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes will generally be subject to Dutch corporate income tax for any gains realized on the Offer or during the Subsequent Offering Period at a rate of 25% (20% for this first EUR 200,000 of profits).

Non-Dutch resident shareholders

A shareholder that is not a resident or deemed to be a resident of the Netherlands will not be subject to Dutch taxes on income and capital gains on the Shares in respect of any gain realized on the Offer or during the Subsequent Offering Period, provided that:

(i)	Such shareholder does not have an interest in an enterprise or deemed enterprise that is, in whole or in part carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands to which, or to whom, the Shares are attributable or deemed to be attributed; or

(ii)	Such shareholder does not carry out activities qualifying as “miscellaneous activities” in the Netherlands, as defined under Dutch resident individual shareholders; or

(iii)	Such shareholder is not entitled to a share in the profit of an enterprise that is effectively managed in the Netherlands, provided that such entitlement does not come from securities or through an employment contract.

In case the non-Dutch resident shareholder is taxable in the Netherlands, such shareholder will generally be taxed in the same way as Dutch resident taxpayers, as described above.

Other Taxes and Duties

No Dutch VAT and no Dutch registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a shareholder on any payment in consideration for the disposal of the Shares upon the Offer.

5B.2. Certain Dutch Tax Aspects of the Post-Closing Reorganization

Compulsory Acquisition

For an outline of the Dutch taxation on the shareholders upon the disposal of the Shares by means of the compulsory acquisition see the above discussion under the heading “Dutch Tax Aspects of the Offer and Post Closing Reorganization — Certain Dutch Tax Aspects of the Offer.”

Asset Sale

In principal capital gains realized by Eurand upon the transfer of its assets by means of the Asset Sale will be subject to Dutch corporate income tax at a rate of 25% (20% for the first EUR 200,000 of profits). However, if the assets of Eurand include only shares in subsidiaries that are eligible for the Dutch participation exemption regime, Eurand will be exempt from Dutch corporate income tax on any capital gains realized on the sale of the assets.

Liquidation Distribution

If subsequent to the Asset Sale and in connection with the Post-Closing Reorganization it is decided that Eurand will be dissolved and liquidated, Dutch dividend withholding tax will be due at a rate of 15% to the extent that the liquidation proceeds exceed the average paid-in capital on the Shares as recognized for Dutch dividend withholding tax purposes, an exemption from or a reduction in such withholding tax is unlikely to be available.

Shareholders who are a resident or deemed to be resident in the Netherlands for Dutch tax purposes, other than individuals who have opted to be taxes as a resident of the Netherlands for Dutch Personal Income Tax purposes, can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to shareholders that are neither resident nor deemed to be resident of the Netherlands if the Shares are attributable to a Dutch permanent establishment of such non-resident shareholder.

Legal Merger

In the event the legal merger is effected, the then-existing minority shareholders will by operation of law become shareholders in the merging entity. In principal, capital gains realized by the shareholders upon the legal merger will be taxed with Dutch Personal Income Tax or Corporate Income Tax at the level of such shareholders. For an outline of the Dutch taxation on the shareholders upon the legal merger see the above discussion under the heading “Dutch Tax Aspects of the Offer and Post Closing Reorganization — Certain Dutch Tax Aspects of the Offer.”

In addition to the Taxation of shareholders as described under the heading “Dutch Tax Aspects of the Offer and Post Closing Reorganization — Certain Dutch Tax Aspects of the Offer” an exemption (roll-over) from Dutch taxation in respect of income or capital gains derived from the Shares as a result of the legal merger (excluding taxation in respect of any consideration received as result of the legal merger that does no consist of shares in the merging entity) may be available provided that:

(i)	the legal merger satisfies the requirements set out in Article 3.57 of the Dutch Personal Income Tax Act and/or Article 14b of the Dutch Corporate Income Tax Act

(ii)	the shareholder claiming the exemption records and continues to record the shares in the merging entity received as a result of the legal merger at the same tax book value as that of the Shares at the moment immediately preceding the legal merger.

Each shareholder needs to assess for itself whether these requirements are satisfied. Whether or not a shareholder claims the benefits of the exemption is at his or her own discretion.

In the event the merging entity is a tax resident of the Netherlands, the Dutch tax treatment of income and capital gains derived from the shares in the merging entity received as a result of the legal merger will generally be the same as that of the Shares in Eurand.

6. Price Range of Shares; Dividends.

The Shares currently trade on the Nasdaq under the symbol “EURX.” Eurand has advised Purchaser and Parent that, as of December 16, 2010, there were (i) 48,020,637 Shares outstanding and (ii) as of November 29, 2010 outstanding Options to purchase 4,308,695 Shares.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on Nasdaq.

	High	Low
Year Ended December 31, 2008
First Quarter	$16.00	$12.07
Second Quarter	17.91	12.85
Third Quarter	19.60	13.76
Fourth Quarter	18.30	6.17
Year Ended December 31, 2009
First Quarter	$13.27	$8.76
Second Quarter	15.00	10.04
Third Quarter	15.53	12.39
Fourth Quarter	15.21	11.24
Year Ended December 31, 2010
First Quarter	$13.37	$8.55
Second Quarter	12.82	7.41
Third Quarter	10.77	7.89
Fourth Quarter (through December 20, 2010)	11.78	9.46

On November 30, 2010, the trading day before the public announcement of the terms of the Offer, the reported closing sales price of the Shares on Nasdaq was $10.97. On December 20, 2010, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on Nasdaq was $11.78. The Offer Price represents a 9.4% premium over the November 30, 2010 closing stock price, and a 1.9% premium over the December 20, 2010 stock price.

According to Eurand’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, Eurand has never declared or paid any cash dividends on its share capital, and intends to retain future earnings, if any, to finance the expansion of its business and does not expect to pay any cash dividends in the foreseeable future.

7. Certain Information Concerning Eurand.

Except as specifically set forth herein, the information concerning Eurand contained in this Offer to Purchase has been taken from or is based upon information furnished by Eurand or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Eurand’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Eurand, whether furnished by Eurand or contained in such documents and records, or for any failure by Eurand to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Eurand is a holding company formerly known as Eurand B.V., and before that Eurand Pharmaceuticals Holdings B.V., that was incorporated in 1984 as a private company with limited liability in The Netherlands. Eurand’s principal offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands and its telephone number is +31 (20) 673-2744. The following description of Eurand and its business has been taken from Eurand’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 and is qualified in its entirety by reference to such Form 20-F. Eurand, together with its subsidiaries, is a specialty pharmaceutical company that develops, manufactures and commercializes pharmaceutical and biopharmaceutical products. Eurand utilizes its proprietary pharmaceutical technologies to develop novel products that it believes will have advantages over existing products or will address unmet medical needs, and through its collaboration arrangements, it has successfully applied its technologies to drug products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. Eurand is simultaneously developing and commercializing its own portfolio of therapeutic products to address conditions associated with cystic fibrosis and gastrointestinal disorders.

Using its own sales and marketing team, Eurand is currently commercializing a portfolio of products for cystic fibrosis (CF) and gastrointestinal (GI) patients in the U.S. On August 27, 2009, the U.S. Food and Drug Administration, or FDA, approved its lead product EUR-1008, or ZENPEP®, for sale in the U.S. for the treatment of exocrine pancreatic insufficiency, or EPI, due to CF or other conditions. Other conditions that result in EPI frequently include gastrointestinal surgery, chronic pancreatitis and pancreatic cancer. Eurand launched ZENPEP® (pancrelipase) Delayed-Release Capsules in the U.S. late in the fourth quarter of 2009 and expanded and supplemented its sales force immediately prior to launch to address both the GI and CF communities.

Eurand currently has manufacturing and research facilities in the U.S., Italy and France. In 2009, Eurand had approximately €120.6 million (or $172.8 million) in total revenues. Eurand manufactures and supplies over 40 different products for sale in many of the world’s largest pharmaceutical markets. These products generated €99.0 million (or $141.9 million) in product sales in 2009. The remainder of Eurand’s revenues generally consists of royalties and development fees.

Available Information. Eurand is a “Foreign Private Issuer” as such term is defined under Rule 3b-4 of the Exchange Act. The Shares are registered under the Exchange Act. Accordingly, Eurand is subject to certain of the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file annual reports with the SEC and to furnish other information to the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Eurand, that file electronically with the SEC.

8. Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation and a holding company. Parent is the indirect parent of Axcan Intermediate Holdings Inc. (“Axcan Intermediate Holdings” and, together with its subsidiaries, “Axcan”). Axcan is a specialty pharmaceuticals company focused on marketing and selling pharmaceutical products used in the treatment of a variety of gastrointestinal, or GI, diseases and disorders, which are those affecting the digestive tract. Axcan’s mission is to improve the quality of care and health of patients suffering from gastrointestinal diseases and disorders by providing effective therapies for patients and specialized caregivers. In addition to Axcan’s marketing activities, Axcan carries out research and development activities on products at various stages of development as further described below in the section “Products in Development”. These activities are carried out primarily with respect to products Axcan currently markets in connection with lifecycle management initiatives, as well as product candidates acquired or licensed from third parties. By combining Axcan’s marketing capabilities with its research and development experience, Axcan distinguishes itself from other specialty pharmaceutical companies that focus solely on product distribution and Axcan offers licensors the prospect of rapidly expanding the potential market for its products on a multinational basis. As a result, Axcan is presented with opportunities to acquire or in-license products that have been advanced to the later stages of development by other companies. Axcan Intermediate Holding’s focus on products in late-stage development enables it to reduce risks and expenses typically associated with new drug development.

Purchaser is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid). Purchaser was formed on October 13, 2010 for the sole purpose of making the Offer and completing the process by which Purchaser will acquire and thereafter reorganize Eurand, and has conducted no business activities other than those relating to the structuring and negotiation of the Offer and the Purchase Agreement. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Purchase Agreement and the Equity Financing (as defined below) and Debt Financing in connection with the Offer.

The office address of Parent is 100 Somerset Corporate Boulevard, Bridgewater, NJ 08807 and the telephone number is (908) 927-9600 and the office address of Purchaser is 100 Somerset Corporate Boulevard, Bridgewater, NJ 08807 and the telephone number is 100 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807 and the telephone number is (908) 927-9600. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Purchase Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Eurand (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Eurand or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities Exchange Commission (the “SEC”) applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Eurand or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

Because the only consideration to be paid in the Offer and in connection with the Asset Sale and Post-Closing Reorganization is cash, the Offer is to purchase all issued and outstanding Shares, and Parent and Purchaser have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total funds required to purchase all of the Shares pursuant to the Offer, to consummate the Asset Sale and Post-Closing Reorganization (which estimate includes, among other things, payment in respect of outstanding in-the-money options), to pay related transaction fees and expenses, pay or refinance all Purchaser debt and Eurand debt that is required to be paid or refinanced upon consummation of the Offer, in accordance with the provisions of the Debt Financing, and satisfy all other payment obligations of Purchaser and Eurand required to be satisfied at the closing of the Offer will be approximately $770 million. Purchaser has obtained commitments from Bank of America, N.A., Royal Bank of Canada, Barclays Bank PLC, RBC Capital Markets and HSBC Bank USA, N.A. to provide up to $445.0 million in bridge financing (the “Debt

Financing”). TPG Partners V, L.P. and TPG Biotechnology Partners II, L.P. (together, the “Equity Providers”) have severally (but not jointly) provided an equity commitment of up to $160 million in the aggregate to Parent (the financing contemplated by the Equity Commitment Letter and any permitted replacement equity financing, the “Equity Financing”), which, in addition to the Debt Financing and certain unrestricted cash or cash equivalents available to Purchaser, Parent and Purchaser anticipate will be sufficient to fund the purchase of all the Shares in the Offer and to pay related transaction fees and expenses, pay or refinance all Purchaser debt and Eurand debt that is required to be paid or refinanced upon consummation of the Offer, in accordance with the provisions of the Debt Financing, and satisfy all other payment obligations of Purchaser and Eurand required to be satisfied at the closing of the Offer. Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing will be provided.

In addition, under the Purchase Agreement, Purchaser may elect to, and in certain circumstances may be required to (and Parent must cause Purchaser to), extend the Offer on one or more occasions if certain conditions have not been satisfied or if the extension is necessary for the Marketing Period (as described below) to be completed or for the Debt Financing to be funded. In the event that the Debt Financing is not obtained on or prior to the date on which the closing of the offer would otherwise occur, we would expect that the Purchase Agreement would be terminated, in which case a condition to the Offer will not have been satisfied and there will be no Offer Closing. In such circumstances, if there is no Offer Closing we may owe Eurand a termination fee of $30 million or $50 million, depending on the circumstances.

Equity Financing. Parent has received an equity commitment letter, dated November 30, 2010 (which we refer to as the “Equity Commitment Letter”) from the Equity Providers, pursuant to which the Equity Providers have severally (but not jointly) provided an equity commitment up to $160 million in the aggregate for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price pursuant to and in accordance with the Purchase Agreement, together with related fees and expenses. Eurand is a third party beneficiary to the Equity Commitment Letter to the extent that Eurand seeks specific performance to cause Parent and the Purchaser to cause, or to directly cause, the Equity Providers to fund the Equity Financing in certain circumstances in accordance with the terms of the Equity Commitment Letter and the Purchase Agreement. The Equity Providers may effect the purchase of equity interests in Parent directly or indirectly through one or more person(s) controlling, controlled by or under common control with the Equity Providers, provided that any such action does not relieve the Equity Providers of their several (and not joint) obligations under the Equity Commitment Letter. Prior to the Closing, Parent may seek additional equity financing from other sources.

The funding of the Equity Financing is subject to (i) the execution and delivery of the Purchase Agreement by Eurand, (ii) the satisfaction or waiver (with the prior written approval of the Equity Providers) of each of the conditions to Parent’s and Purchaser’s obligations to consummate the Offer, and (iii) the substantially contemporaneous funding of the debt financing described below on the terms and conditions described in the Debt Commitment Letter.

Debt Financing. Axcan Intermediate Holdings Inc. (“Axcan Intermediate Holdings”) received the Debt Commitment Letter, from Bank of America, N.A., Royal Bank of Canada, Barclays Bank PLC, RBC Capital Markets and HSBC Bank USA, N.A. (together, the “Lenders”), pursuant to which the Lenders will: (A) use commercially reasonable efforts to extend the maturity of at least $99.0 million of Parent’s existing revolving credit commitments (and related loans) or (B) in the alternative, together provide to Parent at least $75.0 million of new revolving loans. In addition, the Lenders have agreed to provide Parent with up to $445.0 million in bridge financing (the “Debt Financing).

The funding of the Debt Financing is subject to, among other things: (i) the absence of a material adverse effect; (ii) the consummation of the Offer in accordance with the terms of the Purchase Agreement; (iii) the consummation of the Equity Financing; (iv) the consummation of the Asset Sale, substantially concurrently with the initial borrowings; (v) the receipt by the lead arrangers under the Debt Financing of certain financial information (including pro forma financial information) relating to Axcan Intermediate Holdings and Eurand; (vi) the receipt of certain documents creating security interests in favor of the Lenders; (vii) completion of a 15 business day marketing period following receipt by the lead arrangers of a customary offering memorandum; (viii) the execution and delivery of definitive documentation; and (ix) the payment of certain fees. We refer to the financing contemplated by the Debt Commitment Letter, as such letter may be amended and restated, and any permitted replacement debt financing, as the “Debt Financing.”

10. Background of the Offer; Past Contacts or Negotiations with Eurand.

The information set forth below regarding Eurand was provided by Eurand, and none of Parent, Purchaser nor any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective affiliates or representatives did not participate. TPG Capital, L.P. (“TPG”), an affiliate of the controlling shareholders of Parent, Parent and Purchaser are referred to collectively in this Section 10 as “Axcan.”

Background of the Offer

The following is a description of contacts between representatives of Parent or Purchaser with representatives of Eurand that resulted in the execution of the Purchase Agreement and the agreements related to the Offer. For a review of Eurand’s activities relating to these contacts, please refer to Eurand’s Schedule 14D-9 being mailed to shareholders with this Offer to Purchase. During the course of the time period described below, there were numerous other interactions between Eurand and Purchaser due to their longstanding commercial relationship unrelated to the Offer.

On June 15, 2010, representatives of Goldman Sachs International (“GSI”), the financial advisor engaged by Eurand, contacted representatives of Axcan regarding a potential strategic transaction.

On July 13, 2010, following initial contact by GSI, TPG, Axcan Pharma Inc. (“Axcan Pharma”) and Eurand entered into a confidentiality agreement, dated as of July 13, 2010 (the “Confidentiality Agreement”) and on July 14, 2010, the Chief Executive Officer and Chief Financial Officer of Eurand met with representatives from Axcan to provide preliminary due diligence information (including a management presentation).

On July 22, 2010, representatives of Axcan responded to the management presentation with written questions for Eurand’s senior management.

On July 29, 2010, representatives of Eurand responded in writing to the questions that representatives of Axcan had submitted.

On August 2, 2010, GSI delivered a letter to Axcan detailing Eurand’s requested process for acquisition proposals and asking them to submit a preliminary, non-binding indication of interest by 5:00 p.m. (CET) on August 19, 2010.

On August 19, 2010, Axcan delivered a non-binding expression of interest in acquiring Eurand at a purchase price of $11.00 - $11.75 per share.

On September 1, 2010, Axcan provided Eurand and GSI with an initial due diligence request list, which Axcan supplemented on numerous occasions in the weeks following.

On September 3, 2010, representatives of Axcan began to approach potential financing sources.

On September 7, 2010, representatives of GSI distributed final bid instructions to representatives of Axcan. The letter indicated that the final bid deadline would be 5:00 p.m. (CET) on October 7, 2010 and should include such information as total consideration, comments on the Purchase Agreement and confirmation of sources of funding.

On September 13, 2010, Eurand began to make available to Axcan and its representatives financial, operational and legal due diligence documents and information through an online data room. Representatives of Axcan promptly commenced a due diligence review of Eurand. On September 13, 2010, TPG, Axcan Pharma and Eurand executed a side letter regarding the Confidentiality Agreement, dated as of September 13, 2010 (the “September Side Letter”) to provide that certain provisions would not apply to potential debt financing sources.

On September 14, 2010, the Chief Executive Officer of Eurand gave a live presentation in Boston, Massachusetts to representatives of Axcan, with representatives of GSI also present. The Chief Executive Officer of Eurand outlined a revised business plan and other information regarding its pharmaceutical technologies and manufacturing facilities.

On September 20, 2010, representatives of Axcan delivered a due diligence request list to Eurand. The due diligence request list included topics relating to corporate information, financial information, taxes, intellectual property, HR, legal information, products and other matters.

On September 22, 2010, representatives of Axcan, including financial and regulatory advisors, met with several members of Eurand’s senior management in Milan, Italy as part of their due diligence investigation of Eurand. In conjunction with the September 22, 2010 meeting, representatives of Axcan toured the Company’s manufacturing facilities in Milan. During the two weeks thereafter, the Chief Financial Officer, the Chief Legal Officer and other members of Eurand senior management provided responses to Axcan’s due diligence requests and participated in several telephonic meetings at which representatives from Axcan, Eurand, Eurand’s legal counsel Morgan, Lewis & Bockius (“Morgan Lewis”) and GSI were present.

During the last week in September, GSI and Axcan had informal discussions to extend the bid deadline.

On September 27, 2010 Eurand made available to Axcan and its representatives initial drafts of the Purchase Agreement and the Warburg Tender Agreement (as defined below).

On September 30, 2010, representatives of Axcan met again in Milan, Italy as part of their diligence review of Eurand. Bank of American Merrill Lynch and PricewaterhouseCoopers joined in discussions via telephone.

On October 4, 2010, representatives of Axcan provided a telephonic presentation to potential debt financing sources for the potential transaction, including Bank of America Merrill Lynch. During the following week, representatives of Axcan provided diligence materials to potential debt financing sources.

On the evening of October 18, 2010, Axcan delivered to GSI a non-binding proposal letter, a revised draft of the Purchase Agreement, a revised draft of the Warburg Tender Agreement, and debt and equity financing commitment letters. The proposal letter contemplated a cash offer price per share of $11.50.

On October 22, 2010, GSI communicated key issues in the Purchase Agreement to Axcan, and their proposal with respect thereto.

On October 26, 2010, representatives of Morgan Lewis and representatives of Ropes & Gray and Clearly, Gottlieb, Steen & Hamilton LLP (“Cleary Gottlieb”) participated in a telephone conference regarding the antitrust provisions of the Purchase Agreement.

On November 1, 2010, Morgan Lewis delivered a revised draft of the Purchase Agreement and comments to Axcan’s debt financing commitment letters to Ropes & Gray.

On November 4, 2010, the Chief Executive Officer of Eurand and Dr. Simon Turton, member of the board of directors of Eurand and a representative of Warburg (as defined below), had a conference call with Todd Sisitsky, chairman of Axcan and managing director of TPG, during which Mr. Sisitsky communicated to the Chief Executive Officer of Eurand and Dr. Turton that Axcan was prepared to increase its offer price per share from $11.50 to $11.62, and proposed certain additional terms, including with respect to the termination fee provisions contained in the Purchase Agreement.

On November 5, 2010, Morgan Lewis and Willkie Farr & Gallagher LLP (“Willkie Farr”), legal counsel for Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. (collectively, “Warburg”) had a discussion with Ropes & Gray regarding key issues requiring resolution in the draft Purchase Agreement, including points relating to deal certainty and the allocation of risk between the parties.

On November 8, 2010, Ropes & Gray delivered to Morgan Lewis and Willkie Farr a list of key issues requiring resolution in the draft Purchase Agreement.

On November 10, 2010, the Chief Executive Officer of Eurand and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky communicated to the Chief Executive Officer of Eurand and Dr. Turton that Axcan was prepared to increase the termination fee payable by Axcan to Eurand under certain circumstances.

On November 11, 2010, the Chief Executive Officer of Eurand and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky communicated to the Chief Executive Officer and Dr. Turton that Axcan was prepared to increase their offer price per share from $11.62 to $12.00, and proposed a termination fee equal to $50 million payable by Axcan to Eurand in the event that antitrust clearance is not obtained under the United States Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

From November 12, 2010 through November 20, 2010 representatives of Axcan participated in calls with representatives of GSI and Eurand.

On November 21, 2010, Ropes & Gray distributed a revised draft of the Purchase Agreement to Eurand and Morgan Lewis. Also on this date, Ropes & Gray, the Chief Legal Officer of Eurand and Morgan Lewis discussed the projected signing.

On November 22, 2010, the Chief Legal Officer of Eurand, Morgan Lewis, Ropes & Gray, Willkie Farr and Cleary Gottlieb discussed high level issues on the Purchase Agreement.

On November 23 and 24, 2010, Axcan met individually with members of Eurand’s senior management in New York, New York to express Axcan’s desire to retain such employees after the Closing.

On November 23, 2010 and November 24, 2010, Eurand’s Chief Legal Officer and representatives from Morgan Lewis, Willkie Farr, Sullivan & Cromwell LLP, legal counsel for the non-executive members of the board of directors of Eurand (“S&C”) and Ropes & Gray met at Morgan Lewis’ offices in New York, New York to negotiate the Purchase Agreement and related agreements. During such time, discussions included details of the structure of the proposed transaction, the scope of the representations, warranties and covenants contained in the draft of the Purchase Agreement, the conditions under which Axcan would be obligated to close the tender offer, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, the amounts of the termination fees contemplated by the draft Purchase Agreement, and Axcan’s request that if the minimum condition were not satisfied, then Axcan should be able to unilaterally waive such condition. In connection with the discussion of the structure of the proposed transaction, the parties discussed the Dutch withholding taxes that might apply to the payment of the $12.00 per share to non-tendering shareholders of Eurand after the consummation of the tender offer. Representatives of a special committee, whose members are the independent non-executive members of the board of directors of Eurand (the “Special Committee”), requested that Axcan provide for an extended subsequent offering period so that in the event that any shareholder of Eurand determined that the offer was not in its interest, such shareholder would not nevertheless feel obliged to tender its shares to avoid the risk of withholding taxes in the event that the offer was successful.

On November 23, 2010, representatives of Axcan learned that the Chief Executive Officer of Eurand may resign, and Axcan confirmed its desire to proceed with a transaction notwithstanding the potential resignation of the Chief Executive Officer of Eurand.

On November 24, 2010, Axcan’s representatives agreed to provide for a subsequent offering period but continued to request that (i) Axcan have a unilateral right to waive the minimum condition or (ii) Eurand be required to pay Axcan a termination fee if such minimum condition was not achieved.

On November 25, 2010, Morgan Lewis distributed to Ropes & Gray a revised draft of the Purchase Agreement.

Concurrently, from November 26 through November 30, 2010, representatives from Eurand, Axcan, Morgan Lewis, Willkie Farr, Dutch legal counsel for Eurand (“NautaDutilh”), S&C, Ropes & Gray and Cleary Gottlieb had a series of discussions relating to key open issues on the draft Purchase Agreement, including items with respect to the structure of the transaction, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, termination events and the amounts of the termination fees contemplated by the draft Purchase Agreement and the circumstances under which they would be paid. During such period of time, (i) each of Ropes & Gray and Morgan Lewis distributed revised drafts of the Purchase Agreement and (ii) Axcan negotiated tender agreements with each of Warburg and Chief Executive Officer of Eurand. On November 29, 2010, in response to prior requests from representatives of the Special Committee, Axcan agreed that the minimum condition would be set at 80% to assure that a majority of the shareholders other than Warburg and management would need to tender their shares for the tender offer to be successful, to drop Axcan’s request to be able to unilaterally waive the minimum condition, and to drop Axcan’s request to be paid a break fee if the minimum condition were not achieved. On November 30, 2010, representatives of the Special Committee requested that the break fee of $25 million to be paid to Eurand upon certain events be increased to $35 million and Axcan agreed to increase such break fee to $30 million.

The parties executed the Purchase Agreement and related documents on the evening of November 30, 2010, following the meeting of the Board, and publicly announced the transaction before the markets opened on the morning of December 1, 2010 and advised Eurand’s employees of the transaction.

Past Contacts, Transactions, Negotiations and Agreements.

On May 16, 2000, Eurand S.p.A. (“Eurand Italy”), a subsidiary of Eurand, entered into an Exclusive Development/License/Supply Agreement (the “Development Agreement”) with Axcan Scandipharm, Inc., now Axcan Pharma US Inc. (“Axcan US”), an affiliate of Parent and Purchaser. On March 23, 2007, the parties to the Development Agreement entered into an Amendment No. 1 to the Exclusive Development/License/Supply Agreement (“Amendment No. 1”). On June 7, 2007, Axcan US and Eurand entered into a Letter Agreement regarding the Development Agreement. Pursuant to the terms of the Development Agreement, as amended, Eurand Italy manufactures a pancrelipase product for Scandipharm, and Scandipharm purchases and receives a license to register, package, market and sell the product as developed and manufactured by Eurand Italy. The Development Agreement, as amended, provides for royalty payments and expires on December 31, 2015, subject to early termination in certain circumstances.

The foregoing summary of the Development Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the Development Agreement, as amended by Amendment No. 1, which is Exhibit (d)(7) to the Schedule TO and is incorporated herein by reference.

For more information on the Purchase Agreement and the other agreements between Eurand and Parent, Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Purchase Agreement, Other Agreements.”

11. The Purchase Agreement; Other Agreements.

The Purchase Agreement

The following is a summary of certain provisions of the Purchase Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a conformed copy of which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference. Copies of the conformed Purchase Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Purchase Agreement, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the conformed Purchase Agreement for a more complete description of the provisions summarized below.

The conformed Purchase Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Purchase Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Eurand. Eurand’s shareholders are not third-party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Eurand, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. The Purchase Agreement provides that Purchaser will commence the Offer as promptly as practicable after the public announcement of the Purchase Agreement, but in any event within 15 business days after the date of the Purchase Agreement, and that, subject to the satisfaction of the Minimum Condition (as defined below) and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” Purchaser will accept for payment, and pay for, all Shares validly tendered and not withdrawn as promptly as practicable following the applicable expiration date of the Offer. The initial expiration date of the Offer will be 12:01a.m., New York City time, on January 20, 2011.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Certain Conditions of the Offer.” The Offer Conditions are for the sole benefit of Parent and Purchaser, and Parent and Purchaser may waive, in whole or in part, any Offer condition at any time and from time to time, in its sole discretion, other than the Minimum Condition, which is also for the benefit of Eurand and may be waived by Parent and Purchaser only with the prior written consent of Eurand. The Purchase Agreement provides that without the prior written consent of Eurand, Parent and Purchaser shall not (i) change the form of consideration payable in the Offer, (ii) decrease the Offer Price, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) extend the Offer other than in accordance with the terms of the Purchase Agreement, (v) impose conditions to the Offer in addition to the Offer Conditions, or (vii) amend any other term of the Offer in a manner adverse to the holders of Shares.

Extensions of the Offer. If at 12:01 a.m., New York City Time, on January 20, 2011 or any subsequent time as of which the Offer is scheduled to expire, (i) any condition of the Offer is not satisfied (other than conditions which by their terms can only be satisfied at the Closing itself) or waived or (ii) the Offer Closing has not occurred and the Marketing Period plus a period of five business days thereafter has not elapsed, then Purchaser may or, at Eurand’s written request, Purchaser shall extend the Offer for a period of up to 10 consecutive business days (or such longer period as agreed in writing). Notwithstanding the satisfaction or waiver of the conditions of the Offer, if the Marketing Period has not ended at 12:01 a.m., New York City Time, on January 20, 2011 or any subsequent time as of which the Offer is scheduled to expire, then Purchaser may extend the Offer for a period of up to 10 consecutive business days (but such extension cannot extend beyond the date which is five business days following the date the Marketing Period expires).

Marketing Period. The “Marketing Period” is defined in the Purchase Agreement as the first period of 15 consecutive business days commencing on or after January 3, 2011 throughout and at the end of which, (i) Purchaser shall have certain financial and other information relating to Eurand (the “Required Information,” as defined in the Purchase Agreement) and (ii) all the Offer Conditions have been satisfied (other than those conditions that can only be satisfied at the Offer Closing itself and the Minimum Condition so long as there shall be validly tendered in accordance with the terms of the Offer, prior to the expiration of the Offer, and not withdrawn, at least a number of Shares that, together with the Shares beneficially owned by Purchaser, represents 50.1% of the Shares outstanding). If Eurand in good faith reasonably believes it delivered the Required Information and that clauses (i) and (ii) above are satisfied, it may deliver to Purchaser a written notice to that effect in which case the Marketing Period shall be deemed to have commenced unless Purchaser in good faith reasonably believes Eurand has not delivered the Required Information or that the requirements in clauses (i) and (ii) are not satisfied or Purchaser cannot obtain confirmation from the Financing Sources (as defined in the Purchase Agreement) that the Required Information has been provided and provides written notice to Eurand to that effect. In the event that the requirements in clauses (i) and (ii) above are satisfied as of the date that is 25 days prior to August 31, 2011 (the “Termination Date”) (other than certain requirements relating to antitrust approvals), then the Marketing Period shall commence or shall be deemed to commence not later than 25 business days prior to the Termination Date. However, the Marketing Period shall not commence and shall be deemed not to have commenced if, prior to the completion of such 15-consecutive-business day period, (a) Eurand’s independent registered accounting firm shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Information, (b) Eurand shall have publicly announced any intention to restate any of its material financial information contained in its filings with the SEC that were required to be filed with the SEC since January 1, 2008 or (c) Eurand shall have failed to file any report with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained therein or incorporated therein by reference. The definition of Marketing Period shall be deemed to not have been satisfied if certain conditions of the Debt Financing Commitments as set forth in the Purchase Agreement have not been satisfied as a result of a deficiency in the information relating to, and provided by, Eurand and its subsidiaries.

Shareholders’ Meeting; Eurand board of directors of Directors. The Purchase Agreement provides that between the execution of the Purchase Agreement and 12:01 a.m., New York City Time, on January 20, 2011, Eurand must hold an extraordinary meeting of shareholders to approve certain actions required by the Purchase Agreement including the resignation of directors from the Eurand board of directors of directors and the appointment of new directors, the approval of the sale of Eurand’s assets and the dissolution and liquidation of Eurand (collectively, the “Stockholder Approvals”). Certain of the actions to be approved at the extraordinary general meeting of shareholders are described in more detail below. As soon as practicable after the date of execution of the Purchase Agreement, but at least twenty calendar days prior to the date of the extraordinary meeting of shareholders, Purchaser must designate in writing to Eurand the new members for the Eurand board of directors and provide Eurand with all information with respect to those new members as is required to be disclosed to shareholders under the laws of The Netherlands. At the extraordinary meeting of shareholders, the shareholders will appoint the new members as designated by Purchaser, effective as of the Offer Closing.

The Purchase Agreement provides that at the extraordinary meeting of shareholders, the shareholders will approve the sale of all or substantially all of Eurand’s assets (including the sale of Eurand’s subsidiaries) to Purchaser or one or more of its designees. Such sale of assets will have an aggregate consideration of (i) a note payable from Purchaser or one or more of its designees in an aggregate principal amount equal to the Offer Price multiplied by the number of Shares outstanding as of the Offer Closing (which note payable will be prepayable without penalty or premium but shall require Purchaser to repay Eurand, on or prior to the expiration of the Subsequent Offering Period, an amount of the note payable equal to the Offer Price multiplied by the number of Shares not tendered in the Offer or the Subsequent Offering Period) and (ii) the assumption by Purchaser or its designees of all Eurand’s liabilities and obligations, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the shares of the related obligation of Purchaser or its designees to fully indemnify and hold harmless Eurand with respect to all such assumed liabilities and obligations). The shareholders will then approve the dissolution and liquidation of Eurand following such sale of assets, and will approve the distribution of the liquidation proceeds such that (a) each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive cash in an amount equal to the Offer Price multiplied by the number of Shares then held by such holder, less applicable withholding taxes and (b) Purchaser shall receive (in kind) the note payable. In connection with the sale of assets, Purchaser will guarantee to Eurand’s liquidator as to any deficit in the estate of Eurand to enable Eurand’s liquidator to pay the Offer Price per Share, less any withholding taxes, by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period.

Under the terms of the Purchase Agreement, Eurand is required to use its reasonable best efforts to secure the Stockholder Approvals, which will be effective as of, and which are conditional upon, the occurrence of the Offer Closing.

Treatment of Eurand’s Stock Options in the Offer. Immediately prior to the Offer Closing, all outstanding and unexercised options to purchase Shares that are outstanding and unexercised immediately prior to the Offer Closing (“Options”) other than those Options issued on or after the date of the Purchase Agreement shall become fully vested. At the Offer Closing, all outstanding and unexercised Options shall be cancelled and the holders thereof shall cease to have any rights with respect thereto, excepting only the right, in respect of each such cancelled Option other than those Options issued on or after the date of the Purchase Agreement, to receive an amount in cash from Eurand, on Eurand’s regular payroll date occurring on or next following the date of the Offer Closing and in accordance with Eurand’s regular payroll practices, equal to the result of multiplying the total number of Shares previously subject to such vested Option by the excess, if any, of the Offer Price over the per share exercise price of such unexercised Option, subject to applicable tax withholding.

Recommendation. Eurand has represented in the Purchase Agreement that the Eurand board of directors has, at a meeting duly called and held, (i) determined that the Purchase Agreement and the transactions contemplated thereby, including the Offer, are fair to and in the best interests of Eurand’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by Eurand and its subsidiaries, (ii) approved the Purchase Agreement and the transactions contemplated thereby, including the Offer, in accordance with applicable law and (iii) resolved to recommend acceptance of the Offer by the holders of Eurand shares.

Asset Sale and Post-Closing Reorganization. The Purchase Agreement provides, among other things, that simultaneous with the Offer Closing, Eurand shall, effective as of the Offer Closing, consummate the Asset Sale. Following the Offer Closing, Purchaser will provide for the Subsequent Offering Period. Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the conclusion of the Subsequent Offering Period, Purchaser or one or more of its designees will repay to Eurand an amount of the Note Payable equal to the Offer Price multiplied by the number of Shares not tendered in the Offer or during the Subsequent Offering Period. Purchaser then intends to cause Eurand to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the assets of Eurand being distributed as follows by means of a liquidation distribution: (i) each holder of Shares that were not tendered in the Offer or during the Subsequent Offering

Period shall receive cash in an amount equal to the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest thereon and less any applicable withholding taxes and (ii) Purchaser shall receive (in kind) the Note Payable. In connection with the Asset Sale, Purchaser shall provide a guarantee to the liquidator as to any deficit in the estate of Eurand, so as to enable the liquidator to pay the Offer Price per Share (less withholding taxes, if any) by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period. The Purchase Agreement requires Eurand to take all actions reasonably necessary to accomplish such Post-Closing Reorganization, including convening the extraordinary meeting of shareholders and obtaining all necessary resolutions by the Eurand board of directors (the “Board Approvals”). As a result of the Post-Closing Reorganization, Eurand will cease to be a publicly traded company and will be liquidated or become wholly owned by Purchaser.

Purchase Agreement Offer Closing Conditions. Notwithstanding any other term of the Offer or the Purchase Agreement, but subject to compliance with any applicable rules and regulations of the SEC, including Rule 14e-1(c) relating to Purchaser’s obligation to accept and pay for or return tendered shares of Eurand after the termination of the Offer, Purchaser shall not be required to accept for purchase or pay for any Eurand Shares if:

(i)	the Minimum Condition shall not have been satisfied;

(ii)	the applicable waiting period under the HSR Act shall not have expired or been terminated;

(iii)	the consummation of the Offer is unlawful under any Antitrust Laws of Germany;

(iv)	that any of the following events or circumstances shall have occurred or shall continue to exist:

(a) there shall be (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (ii) any other Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issues by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal;

(b)(i) Eurand shall have breached or failed to perform in any material respect its covenants or agreements under the Agreement, (ii) except in the case of the representations and warranties contained in Sections 4.03(a), 4.03(b), 4.03(e) and 4.20 of the Purchase Agreement, the representations and warranties of Eurand contained in the Purchase Agreement that are qualified by reference to a Material Adverse Effect shall not have been true and correct in all respects when made or at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct in all respects only as of such date), (iii) except in the case of the representations and warranties contained in Sections 4.03(a), 4.03(b), 4.03(e) and 4.20 of the Purchase Agreement, the representations and warranties of Eurand contained in the Purchase Agreement that are not so qualified shall not have been true and correct when made or at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except, in the case of clause (iii) only, for such failures to be true and correct as have not and would not, individually or in the aggregate, resulted in a Material Adverse Effect, (iv) the representations and warranties of Eurand contained in Sections 4.03(a), 4.03(b) and 4.20 of the Purchase Agreement shall not have been true and correct in all respects when made or at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct in all respects only as of such date), except for such failure to be true and correct as have not and would not, individually or in the aggregate, reasonably be expected to give rise to damages, losses, costs and expenses in excess of US$5 million in the aggregate, and (v) the representations and warranties of Eurand contained in Section 4.03(e) of the Purchase Agreement shall not have been true and correct in all respects as of the date hereof, except for such failure to be true and correct as have not and would not, individually or in the aggregate, reasonably be expected to give rise to damages, losses, costs and expenses in excess of US$5 million in the aggregate;

(c)(i) the Eurand board of directors, or any committee thereof, shall have withdrawn or modified, in a manner adverse to Purchaser including by amending the Schedule 14D-9, the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any Superior Proposal or any other acquisition of Company Shares other than the Offer or (ii) the Eurand board of directors, or any committee thereof, shall have resolved to do any of the foregoing;

(d) since the date of the Purchase Agreement, there shall have occurred a Material Adverse Effect.

(e) Eurand shall not have obtained the Board Approvals and Stockholder Approvals or the Board Approvals or Stockholder Approvals are no longer in full force and effect; or

(f) the Purchase Agreement shall have been terminated in accordance with its terms.

Purchase Agreement Consideration. Pursuant to the Offer, each issued and outstanding Eurand Share properly tendered and not withdrawn will be purchased by Purchaser at the time of the Offer Closing, at a price equal to $12.00 per share (the “Offer Price”), net to each holder of Shares in cash, without interest, in accordance with the terms and subject to the conditions set forth in the Purchase Agreement. At such time, such Shares purchased by Purchaser shall be canceled and cease to exist.

Representations and Warranties. The Purchase Agreement contains representations and warranties of Eurand, Parent and Purchaser.

Some of the representations and warranties in the Purchase Agreement made by Eurand are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Purchase Agreement, “Material Adverse Effect” means any change, effect, event, occurrence state of facts or development that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations or financial condition of Eurand and its subsidiaries, taken as a whole. Provided, however, that none of the following shall be deemed, either alone or in combination, to constitute and none of the following shall be taken into account in determining whether there has been, a “Material Adverse Effect”:

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any change, effect, event, occurrence, state of facts or (i) development in the general economic, financial, capital, securities or credit markets or the economy in general, (ii) political or business conditions in the United States or elsewhere in the world (including the commencement, continuation or escalation of war, armed hostilities, acts of terrorism, earthquakes, hurricanes or other natural disasters, or acts of God), or (iii) any change, effect, event, occurrence state of facts or development in or affecting the industries in which Eurand or any of its subsidiaries are involved;

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any change or proposed change in applicable laws or GAAP or other accounting standards or authoritative interpretations thereof, or stock exchange rules, regulations or listing standards, or the effects thereof;

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any change, effect, event, occurrence, state of facts or development resulting from the announcement of the Purchase Agreement or the Offer or the taking of any action consented to or requested by Purchaser;

•	any failure of Eurand to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date the Purchase Agreement;

•	any shareholder or derivative litigation relating to the execution, delivery and performance of the Purchase Agreement;

•	any introduction of new or improved products or services or other changes to business strategy by competitors of Eurand;

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any change arising from or as a result of obtaining or achieving or the failure to obtain or achieve market approval or commercialization for a porcine derived pancreatic replacement therapy product, including, without limitation, the products currently identified as Ultrase® or Ultresa™; and

•	any change in the market price or trading volume of Eurand Shares.

In the Purchase Agreement, Eurand has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	its organization, valid existence and standing under the laws of the jurisdictions in which its business is being conducted;

•	its subsidiaries;

•	its articles of association, certificate of incorporation and by-laws;

•	its capitalization;

•	its corporate power and authority relative to the Purchase Agreement;

•	obtaining the requisite consents;

•	public SEC filings and financial statements;

•	certain business practices, including controls and procedures over disclosures and financial reporting;

•	the absence of certain changes or events;

•	compliance with laws;

•	absence of litigation;

•	employee benefit matters;

•	labor and employment matters;

•	real property;

•	intellectual property;

•	tax matters;

•	environmental matters;

•	material contracts;

•	insurance;

•	regulatory compliance;

•	finders’ and brokers’ fees and expenses; and

•	opinions of financial advisors with respect to the fairness of the Offer Price.

In the Purchase Agreement, Parent and Purchaser have made customary representations and warranties to Eurand with respect to, among other things:

•	its organization, valid existence and standing;

•	its corporate power and authority relative to the Purchase Agreement;

•	obtaining the requisite consents;

•	absence of litigation;

•	financing;

•	lack of ownership of Shares;

•	finders’ and brokers’ fees and expenses;

•	solvency; and

•	public SEC filings and financial statements.

None of the representations and warranties contained in the Purchase Agreement survives the Offer Closing.

Conduct of Business of Eurand Pending the Offer Closing. The Purchase Agreement provides that between the date of the Purchase Agreement and the earlier of the Offer Closing or the termination of the Purchase Agreement, except as (i) required or expressly contemplated by the Purchase Agreement, (ii) may be required by applicable law, or (iii) consented to in writing by Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, Eurand shall, and shall cause each of its subsidiaries to:

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be conducted only in the ordinary course of business and in a manner consistent with past practice, and not take any action except in the ordinary course of business and in a manner consistent with past practice; and

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use reasonable best efforts to preserve substantially intact its current business organization and to maintain existing relations and goodwill with relevant government authorities, customers, suppliers, employees and business associates.

In addition, during the same period, except as (i) required or expressly contemplated by the Purchase Agreement, (ii) may be required by applicable law or (iii) consented to in writing by Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, Eurand shall not, and shall not permit any of its subsidiaries to:

•	issuing or selling any of the capital stock of Eurand, other than with the respect to the granting and exercise of Options in accordance with the terms of the Purchase Agreement;

•	amending the terms of any outstanding security or option, except as provided in the Purchase Agreement;

•	purchasing or redeeming any shares of capital stock;

•	effecting splits, combinations or reclassifications of Eurand’s capital stock;

•	forming any subsidiary or entering into a joint venture or partnership;

•	declaring, setting aside, making or paying any dividend or other distribution with respect to any of Eurand’s capital stock;

•	amending the organizational documents of Eurand or of a material subsidiary of Eurand;

•	transferring, leasing, licensing or materially encumbering any material assets of Eurand or its subsidiaries, except in the ordinary course of business consistent with past practice;

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entering into, materially amending or terminating, or waiving, releasing or assigning any material rights or claims relating to, any Material Contract (as defined in the Purchase Agreement), except in the ordinary course of business consistent with past practice;

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entering into any agreement or arrangement that, after the Offer Closing, limits or otherwise restricts in any material respect Eurand or any of its subsidiaries or successors to compete in any manner that is material to Eurand in any location or with any persons;

•	incurring indebtedness for borrowed money in excess of $250,000 in any three-month period;

•	granting any lien upon any of its material assets other than permitted liens and to secure permitted indebtedness;

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acquiring any entity or property for a purchase price exceeding $250,000 individually or $500,000 in the aggregate in any three-month period except in the ordinary course of business consistent with past practice;

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making any capital expenditure exceeding $250,000 individually or $500,000 in the aggregate in any three-month period, except in the ordinary course of business to maintain and operate manufacturing facilities in an efficient manner consistent with past practice;

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settling (i) any material litigation, investigation, arbitration, proceeding or other material claim involving Eurand or its subsidiaries, (ii) any shareholder litigation or dispute or any legal proceeding or (iii) dispute that relates to the transactions contemplated by the Purchase Agreement

•	failing to maintain the status of Eurand’s registered intellectual property in the ordinary course of business consistent with past practices;

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except as is required by the terms of the relevant benefits plan as in effect on the date of the Purchase Agreement or pursuant to applicable laws, (i) increasing compensation, bonuses or other benefits payable to any director, employee or independent contractor of Eurand or any of its subsidiaries or (ii) entering into, adopting or amending in any material respect any employment, change of control, severance, compensation, retention, bonus, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, retirement benefits or other benefit agreement, plan, arrangement or policy applicable to any director, employee or independent contractor of Eurand or its subsidiaries;

•	changing financial accounting principles;

•

changing tax accounting periods, effecting any material tax election changes, changing tax accounting methods, filing any amended tax return, settling any material tax claim, surrendering any claim for a material tax refund or agreeing to an extension or waiver of the applicable statute of limitations for any tax claim;

•	selling or leasing any of Eurand’s real property or modifying, amending, terminating or waiving any material rights under any material lease;

•	entering into any collective bargaining agreement or other agreement with a labor union, works council or other employee representative, other than as may be required by law;

•	adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Eurand or any of its subsidiaries; or

•	agreeing to do any of the above.

Appropriate Action; Consents; Filings. Each of Parent, Purchaser and Eurand has agreed to use their respective reasonable best efforts to (i) consummate the Offer, the Offer Closing, the Asset Sale and the Post-Closing Reorganization as promptly as practicable, (ii) obtain the Company Required Approvals (as defined in the Purchase Agreement), (iii) obtain all third party consents required by the Purchase Agreement and (iv) file the appropriate “Notification and Report Form” pursuant to the HSR Act with respect to the Offer and the transactions contemplated thereby, unless the parties mutually agree to a later date, after the execution date of the Purchase Agreement and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, Purchaser and Eurand have agreed to instruct their respective counsel to use their reasonable best efforts to facilitate and expedite the identification and resolution of any issues relating to the HSR filings and any other filings under any other applicable Antitrust Laws (as defined in the Purchase Agreement) and, consequently, facilitate expiration of the applicable HSR Act waiting period and obtain clearance under any other applicable antitrust laws at the earliest practicable date. Purchaser is entitled to direct the antitrust defenses of the transactions contemplated by the Purchase Agreement. Parent, Purchaser and Eurand have agreed to consult with each other in advance of discussions with any Governmental Authority addressing substantive matters relating to the transactions contemplated by the Purchase Agreement and give each other an opportunity to attend and observe such discussions (“Governmental Authority” means, generally, any governmental or quasi-governmental authority of any nature or any entity or body exercising any judicial or administrative authority).

Provided, however, that in connection with obtaining clearance or any approval of any antitrust authority under the HSR Act or any other antitrust laws or the expiration of any waiting period thereunder, Parent and Purchaser will not, and will not be required to cause any of their respective subsidiaries to, be required to engage in, or agree to engage in, any divesture action. For purposes of the Purchase Agreement, a divesture action is defined, generally, as (A) a sale of assets, categories of assets or businesses of Eurand or Purchaser or their respective subsidiaries; (B) a termination of existing relationships, contractual rights or obligations of Eurand or Purchaser or their respective subsidiaries; (C) the termination of any venture or other arrangement of Eurand or Purchaser or their respective subsidiaries; (D) the creation of any relationship, contractual right or obligation of Eurand or Purchaser or their respective subsidiaries or (E) effecting any other change or restructuring of Eurand or Purchaser or their respective subsidiaries. At the written request of Purchaser, Eurand shall, and shall cause its subsidiaries to, consummate a divestiture action in connection with obtaining clearance or approval of a Governmental Authority under applicable Antitrust Laws. The Purchase Agreement provides that if any action is threatened or instituted that challenges the Offer as being violative of the HSR Act or any other antitrust laws, Eurand, Purchaser and Parent shall use their reasonable best efforts to avoid or resolve such action. If any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated under the Purchase Agreement, including the Offer, unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the transactions contemplated by the Purchase Agreement, Eurand, Purchaser and Parent shall use their reasonable best efforts to vacate, modify or suspend such injunction or order so as to permit such consummation. Each party shall bear its respective filing fees associated with the HSR filings and any other filings required under any other applicable Antitrust Laws.

Prohibition on Solicitation of Alternative Transactions. The Purchase Agreement provides that between the date of execution of the Purchase Agreement until the Offer Closing, Eurand may not, and will cause its subsidiaries not to, and use its reasonable best efforts to cause its and its subsidiaries’ representatives not to (i) solicit, initiate or knowingly encourage the making of any acquisition proposal (as defined below) or any inquiries that would reasonably be expected to lead to any acquisition proposal; (ii) engage in negotiations or discussions with, or furnish any information or data to, any person relating to an acquisition proposal; (iii) enter into any agreement or agreement in principle with respect to any acquisition proposal or waive any standstill provision; or (iv) otherwise cooperate with or assist or participate in, or knowingly facilitate any acquisition proposal or any inquiry that would reasonably be expected to lead to an acquisition proposal. Additionally, promptly following the execution of the Purchase Agreement, Eurand shall, and shall direct or cause its subsidiaries and its representatives to immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any acquisition proposal. An “acquisition proposal” is defined in the Purchase Agreement as any of the following bona fide proposals or offers from any third party, including shareholders of Eurand and their respective affiliates, relating to:

i.	a direct or indirect sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition or assumption of 25% or more of the fair market value of the assets of Eurand and its subsidiaries, taken as a whole, in one or a series of related transactions;

ii.	a direct or indirect purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise), in one or a series of related transactions, of beneficial ownership of equity securities representing 25% or more of the voting power in ordinary elections of directors of Eurand or 25% or more of the outstanding shares of any class of capital stock of Eurand; or

iii.	any reorganization, recapitalization, liquidation, dissolution or any other similar transaction involving Eurand or any of its material subsidiaries which would result in a direct or indirect acquisition or distribution of 25% or more of the fair market value of the assets of Eurand and its subsidiaries, taken as a whole, or 25% or more of the voting power in ordinary elections of directors of Eurand or 25% or more of the outstanding shares of any class of capital stock of Eurand.

However, the Purchase Agreement also sets forth certain exceptions to the foregoing prohibitions. At any time prior to the Offer Closing, Eurand and the Eurand board of directors may participate in discussions or negotiations with or furnish information to any person if either (i) the Eurand board of directors determines in good faith, after consultation with its financial advisors, that such person is reasonably likely to submit to Eurand an acquisition proposal that is a superior proposal (as defined below) or (ii) the Eurand board of directors determines in good faith, after consultation with its legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information would constitute a breach of the directors’ fiduciary duties under applicable laws of The Netherlands. A “superior proposal” means any acquisition proposal (except that all references to 25% in such definition shall be deemed to be references to 50%) made in accordance with the foregoing by a person other than Purchaser, the Parent or any affiliate of Eurand which the Eurand board of directors determines in good faith, after consultation with its financial advisor, is more favorable to Eurand and its stakeholders than the transactions contemplated by the Purchase Agreement.

Eurand Board of Directors’ Recommendation; Adverse Recommendation Changes. As described above, and subject to the provisions described below, the Eurand board of directors has made the recommendation that the holders of the Shares accept the Offer and tender their Shares to Purchaser in the Offer. The Eurand board of directors has also agreed to include the recommendation in its Schedule 14D-9. The Purchase Agreement provides that the Eurand board of directors will not effect a “change in recommendation”. A change of recommendation is defined as when the Eurand board of directors withdraws or modifies, in a manner adverse to Purchaser, its approval or recommendation of the Offer or the Purchase Agreement or takes or discloses to the holders of Shares a favorable position with respect to a superior proposal.

The Eurand board of directors is entitled to make a change in recommendation or “stop, look and listen” statements with respect to or as a result of a superior offer if the Eurand board of directors determines in good faith, after consultation with its legal counsel, that the failure to take such action would constitute a breach of Eurand’s disclosure obligations or the directors’ fiduciary duties under applicable laws of The Netherlands. Prior to making a change in recommendation, the Eurand board of directors shall deliver three business days’ prior written notice to Purchaser advising Purchaser that the Eurand board of directors intends to take such action. Such notice shall include the identity of the person making the superior proposal, a description of the terms and conditions of any such superior proposal and a copy of the proposed transaction agreement for any such superior proposal. If the financial terms or other material terms of such superior proposal are subsequently amended, the Eurand board of directors will not be entitled to exercise such right based on such superior proposal, as so amended, until three full business days following delivery of written notice to Purchaser of the superior proposal’s amended terms. In determining whether to terminate the Purchase Agreement in response to a superior proposal or to make a change in recommendation, the Eurand board of directors shall take into account any proposals made by Purchaser to amend the terms of the Purchase Agreement.

In addition to the above, Eurand is required to (no later than within two calendar days) notify Purchaser after receipt of any acquisition proposal or any request for nonpublic information relating to Eurand in connection with an acquisition proposal or for access to the properties, books or records of Eurand by any person that informs the Eurand board of directors that it is considering making, or has made, an acquisition proposal.

Financing Efforts. Parent and Purchaser shall, and shall cause their respective subsidiaries to, use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing, including bridge financing, and Equity Financing (collectively, the “Financing “ and such letters evidencing the Debt Financing and Equity Financing, the “Financing Commitments”) on the terms and conditions described in the Financing Commitments, including using reasonable best efforts to (i) maintain in effect the Financing and the Financing Commitments, (ii) enter into definitive financing agreements with respect to the Financing on the terms and conditions specified in the Financing Commitments (subject to any related flex provisions), so that such agreements are in effect as promptly as practicable but in any event no later than the Offer Closing, (iii) enforce its rights under the Financing Commitments (including through litigation), (iv) consummate the Financing at the Offer Closing on the terms and conditions (including the flex provisions) specified in the Financing Commitments, (v) satisfy all conditions (including the provision of information relating to Purchaser and its affiliates as required by the Debt Financing Commitments) to such definitive agreements that are applicable to Purchaser, Parent and its subsidiaries and (vi) comply with its obligations under the Financing Commitments.

However, it is not a condition to the Offer Closing under the Purchase Agreement that Purchaser obtain the Financing or Alternative Financing (as defined below). Prior to the Offer Closing, Purchaser and Parent shall not and shall cause Axcan Intermediate Holdings and its affiliates not to agree to, or permit, any amendment or modification of, or waiver under, the Financing Commitments or other final documentation relating to the Financing without the prior written consent of Eurand, except Parent or Borrower, as applicable, may amend, modify, supplement, restate or replace the Financing Commitments, in whole or part, if such amendment, modification, supplement, restatement or replacement (i) does not reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing unless either the Debt Financing or the Equity Financing or both are increased by a corresponding amount), (ii) does not impose new or additional conditions or otherwise expand the conditions to the Financing, (iii) does not amend or modify any other term of the Financing in a manner reasonably expected to (a) make the timely funding of the Financing (or conditions to obtain the Financing) less likely to occur or (b) adversely impact the ability of Purchaser to enforce its rights against other parties to the Financing Commitments or the definitive agreements with respect thereto and (iii) is not reasonably expected to hinder or delay the Offer Closing. If any of the Financing Commitments (or any related definitive financing agreement) becomes unavailable, then Purchaser will promptly notify Eurand and Purchaser and Parent will use their reasonable best efforts to arrange to obtain alternative debt financing from other sources on terms and conditions not materially less favorable to Purchaser and its affiliates than those in the Financing Commitments (including flex provisions) to replace the Financing or the unavailable portion thereof (the “Alternative Financing”). However, Parent, Purchaser, Borrower and any of their affiliates are not required to execute any new debt financing commitments and Parent and Purchaser shall not be required to arrange for Alternative Financing if the terms (including flex provisions) are materially less favorable, in the aggregate, to Purchaser, Parent and their respective subsidiaries. Eurand has agreed to use its reasonable best efforts to cooperate with Purchaser in connection with the Financing and certain other financing related matters, subject to the limitations provided in the Purchase Agreement.

In the event that as of the date which is five business days following the expiration of the Marketing Period all or any portion of the Debt Financing has not been consummated, Purchaser shall use, and cause its affiliates to use, reasonable best efforts to use, or cause to be used, the proceeds of the bridge financing, or any Alternative Financing, to cause the Closing to occur within five business days.

Efforts to Close the Purchase Agreement and the Offer. In the Purchase Agreement, each of Eurand, Purchaser and Parent agrees to use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action and all things necessary, proper or advisable under applicable laws or otherwise to consummate the Offer, the Offer Closing, the Asset Sale and the Post-Closing Reorganization (including the actions and transactions contemplated by the Stockholder Approvals) as promptly as practicable.

Indemnification and Insurance. Parent and Purchaser have agreed to cause Eurand to maintain in effect for six years from the Offer Closing the current directors’ and officers’ liability insurance policies maintained by Eurand with respect to matters occurring prior to the Offer Closing. Eurand may substitute a policy or policies of at least the same coverage containing terms and conditions that in the aggregate are not materially less favorable, provided that in no event shall Eurand be required to expend more than an amount equal to 250% of current annual premiums paid by Eurand for such insurance.

In addition, for a period of six years from the Offer Closing, Purchaser and Eurand have agreed to jointly and severally indemnify, defend and hold harmless, each present and former director, officer or key employee, as defined in Eurand’s insider trading policy, of Eurand or any of its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the Offer or the Purchase Agreement or otherwise with respect to any acts or omissions or any alleged acts or omissions occurring prior to, on or after the Offer Closing, to the same extent as provided in Eurand’s articles of association or indemnification agreements as in effect on the date of the Purchase Agreement.

Other Covenants. The Purchase Agreement contains other customary covenants, including, but not limited to, covenants relating to employee benefits, publicity, access to information and confidentiality obligations.

Termination of the Purchase Agreement. At any time prior to the time at which Purchaser becomes obligated to accept all Shares validly tendered and not withdrawn, the Purchase Agreement may be terminated:

•	by mutual written consent of Eurand and Purchaser;

•	by either Purchaser or Eurand on or after the Termination Date if the Offer has not been consummated prior to such date;

•

by either Purchaser or Eurand if there shall be any applicable treaty, statute, law, ordinance, regulation, rule or code of any Governmental Authority that makes consummation of the Offer illegal or otherwise prohibited or if a Governmental Authority shall have issued an order, decree, judgment, injunction, executive order or ruling or taken any other action enjoining or otherwise prohibiting the Offer and that has become final and nonappealable.

•

by Purchaser if any of the following shall have occurred: (i) the Eurand board of directors shall have made a change in recommendation; (ii) Eurand fails to include in its Schedule 14D-9 the Eurand board of directors’ recommendation that the holders of the Shares accept the Offer and tender their Shares to Purchaser in the Offer; (iii) following the disclosure or announcement of any acquisition proposal (other than a superior proposal), the Eurand board of directors fails to reaffirm such recommendation publicly within ten business days after Purchaser requests in writing that such recommendation under such circumstances be reaffirmed publicly (which request may only be made once with respect to such acquisition proposal and once for each material modification); or (iv) a tender or exchange offer relating to securities of Eurand other than the Offer shall have commenced and Eurand shall not have announced, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Eurand recommends rejection of such tender or exchange offer;

•

by Eurand or Purchaser if all the Offer Conditions have been satisfied or waived and Purchaser shall have failed to consummate the Offer in accordance with the terms of the Purchase Agreement within ten business days following expiration of the Marketing Period, provided that Purchaser shall not be entitled to so terminate the Purchase Agreement for so long as Eurand is seeking to cause Purchaser to comply with its obligations to consummate the Offer (if any such remedy is sought by Eurand, then Eurand shall be deemed to be seeking enforcement until a final and nonappealable decision) provided, further that Purchaser shall be required to provide five business days’ written notice to so terminate, which may not be given until the tenth business day following the expiration of the Marketing Period;

•

by Eurand if the Eurand board of directors has authorized entering into a definitive agreement with respect to a superior proposal, provided that Eurand has provided Purchaser all requisite notices and has observed the relevant waiting period, and that the Eurand board of directors determines, in its good faith judgment, after consultation with its financial advisor, that such superior proposal is more favorable to Eurand and its shareholders than the Offer and the Purchase Agreement, after taking into account any adjustments to the Purchase Agreement or Offer by Purchaser;

•

by Eurand if Purchaser or Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Purchase Agreement, which breach or failure to perform (i) would give rise to the failure of any of the Offer Conditions to be satisfied and (ii) has not been or is incapable of being cured by Purchaser or Parent in accordance with the terms of the Purchase Agreement;

•

by Purchaser if Eurand shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Purchase Agreement, which breach or failure to perform (i) would give rise to the failure of any of the Offer Conditions to be satisfied and (ii) has not been or is incapable of being cured by Eurand in accordance with the terms of the Purchase Agreement;

•	by Eurand if the Offer expires as a result of the non-satisfaction of the Minimum Condition, without Purchaser having accepted for payment any Shares tendered pursuant to the Offer; or

•

by Purchaser if the applicable waiting period under the HSR Act shall have expired and the consummation of the Offer is not unlawful under any antitrust laws of Germany and the Offer expires as a result of the non-satisfaction of the Minimum Condition, without Purchaser having accepted for payment any Eurand Shares tendered pursuant to the Offer.

Any of the foregoing rights to terminate the Purchase Agreement will not be available to any party whose failure to fulfill its obligations or comply with its covenants and agreements under the Purchase Agreement has been a significant factor or cause of, or resulted in, the failure to satisfy any condition to the obligations of the other parties.

Effect of Termination. If the Purchase Agreement is terminated in accordance with its terms, the Purchase Agreement will become null and void and, subject to certain termination fees and expenses (discussed below) and a party’s failure to satisfy any condition, there will be no liability under the Purchase Agreement on the part of Purchaser, Parent or Eurand or any of their representatives or any Financing Sources. All rights and obligations of any party to the Purchase Agreement will cease. However, nothing relieves any party from liability for the breach of any of its representations, warranties, covenants or agreements set forth in the Purchase Agreement.

Termination Fees. Eurand has agreed to pay Purchaser a termination fee of $12.5 million (the “Company Termination Fee”) if:

•

the Eurand board of directors makes a change in recommendation; Eurand fails to include in Schedule14D-9 the Eurand board of directors’ recommendation that the holders of the Shares accept the Offer; following the disclosure or announcement of any acquisition proposal (other than a superior proposal), the Eurand board of directors fails to reaffirm such recommendation publicly within the period of time required by the Purchase Agreement; a tender or exchange offer relating to securities of Eurand other than the Offer shall have commenced and Eurand shall not have announced within the period of time required by the Purchase Agreement, a statement disclosing that Eurand recommends rejection of such tender or exchange offer;

•	the Eurand board of directors has authorized entering into a definitive agreement with respect to a superior proposal;

•

(i) after the date of the Purchase Agreement but prior to the termination of the Purchase Agreement, an acquisition proposal shall have become publicly known and not withdrawn, (ii) thereafter the Purchase Agreement is terminated (1) by Purchaser or Eurand after the Termination Date if the Offer has not been consummated prior to such date, or (2) by Purchaser as a result of Eurand’s having breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Purchase Agreement, which breach or failure to perform caused the failure of any of the Offer Conditions to be satisfied and such breach was not cured by Eurand in accordance with the terms of the Purchase Agreement and (iii) within 12 months of such termination, Eurand enters into a definitive agreement providing for any transaction contemplated by any acquisition proposal (regardless of when made) (which transaction is thereafter consummated) or consummates such a transaction. In this context, the term acquisition proposal shall have the same meaning ascribed to it in the Purchase Agreement, except that all references to 25% shall be deemed to be references to 50%, provided that the Company Termination Fee shall not be payable if the Nonclearance Termination Fee is payable by Purchaser to the Company; or

•

the Purchase Agreement is terminated by Purchaser due to a knowing and material breach of the Purchase Agreement by Eurand, of its representations, warranties, covenants or other agreement which breach or failure to perform (i) would give rise to the failure of any of the Offer Conditions to be satisfied and (ii) has not been or is incapable of being cured by Eurand in accordance with the terms of the Purchase Agreement.

Purchaser has agreed to pay Eurand:

•

a termination fee of $30 million (the “Purchaser Termination Fee”) if the Purchase Agreement after all Offer Conditions have been satisfied or waived and Purchaser fails to consummate the Offer in accordance with the terms of the Purchase Agreement within ten business days following expiration of the Marketing Period.

•

a termination fee of $50 million (the “Nonclearance Termination Fee”) if (i) the Purchase Agreement is terminated due to a knowing and material breach by Purchaser or Parent, (ii) all Offer Conditions (other than the expiration of the applicable waiting period under the HSR Act and the requirement that the consummation of the Offer not be unlawful under any antitrust laws of Germany) have been satisfied (or with respect to certificates to be delivered are capable of being satisfied upon the Offer Closing), (iii) the conditions that require the applicable waiting period under the HSR Act to have expired or the consummation of the Offer to not be unlawful under any antitrust laws of Germany are satisfied or would have been satisfied but for the knowing and material breach of the appropriate antitrust and financing representations and covenants of the Purchase Agreement by Purchaser or Parent and (iv) the financing provided for by the Debt Financing Commitments (or Alternative Financing), pursuant to the terms of the commitments, has been funded or will be funded at the Offer Closing if the Equity Financing is funded at the Offer Closing but for the knowing and material breach of the representation and warranties and additional agreements related to the financing by Purchaser or Parent.

•

the Purchaser Termination Fee if the Purchase Agreement is terminated by Eurand due to a knowing and material breach by Purchaser or Parent of its representations, warranties, covenants or other agreement, where the Nonclearance Termination Fee is not payable, which breach or failure to perform (i) would give rise to the failure of any of the Offer Conditions to be satisfied and (ii) has not been or is incapable of being cured by Purchaser or Parent in accordance with the terms of the Purchase Agreement.

•

the Nonclearance Termination Fee if the Purchase Agreement is terminated (i) by Eurand or Purchaser because the Offer has not been consummated prior to the Termination Date, (ii) by Eurand or Purchaser because a Governmental Authority enjoins or otherwise prohibits the Offer in a final and nonappealable manner on antitrust grounds, or (iii) by Purchaser due to consummation of the Offer becoming illegal under applicable antitrust law, and at the time of such termination (a) the applicable waiting period under the HSR Act shall not have expired or the consummation of the Offer is unlawful under any antitrust laws of Germany, (b) the Offer Conditions (other than those set forth in clause (iv)(a)(i) and (iv)(a)(iii) and those conditions which by their terms can only be satisfied at the Offer Closing itself but as to which there is no state of facts or circumstances that would reasonably be expected to cause a failure of such conditions as of the Offer Closing) have been satisfied, (c) there has been no failure of Eurand to fulfill its obligations or to comply with its covenants and other agreements to take reasonable action to do all things necessary to consummate the Offer in accordance with the terms of the Purchase Agreement that has been a significant factor in the cause of, or resulted in, the fact that the applicable waiting period under the HSR Act shall not have expired or the consummation of the Offer is unlawful under any antitrust laws of Germany; provided that the Nonclearance Termination Fee shall only be payable upon a termination of the Purchase Agreement in certain specific circumstances as provided in the Purchase Agreement.

Specific Performance. Purchaser and Eurand each acknowledged and agreed that, subject to specific requirements otherwise set forth in the Purchase Agreement, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Purchase Agreement and to enforce specifically the terms and provisions therein, this being in addition to any other remedy to which, subject to the terms and conditions of the Purchase Agreement, they are entitled at law or in equity.

Notwithstanding the foregoing, the parties agreed that Eurand shall be entitled to seek specific performance of Purchaser’s obligations (a) to accept for payment Shares validly tendered and not withdrawn pursuant to the Offer, (b) to pay for Shares validly tendered and not withdrawn pursuant to the Offer, (c) cause the Equity Financing to be funded and the transactions contemplated by the Purchase Agreement to be consummated, in each case subject to the following conditions:

i.	that all Offer Conditions have been satisfied (or, with respect to certificates to be delivered at the Offer Closing, are capable of being satisfied upon the Offer Closing);

ii.	the financing provided for by the Debt Financing Commitments (or Alternative Financing) in an amount no less than $430,000,000, pursuant to the terms of the commitments, has been funded or will be funded at the Offer Closing if the Equity Financing is funded at the Offer Closing; and

iii.	Eurand has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Offer Closing will occur in accordance with the terms of the Purchase Agreement.

Limitations of Liability. The maximum aggregate liability of Parent, Purchaser or any financing source for damages or otherwise in connection with the Purchase Agreement or any of the transactions contemplated thereby is limited to the Purchaser Termination Fee and, solely in the case of Purchaser and, solely in limited circumstances, the Nonclearance Termination Fee. In each case, such fee is only required to be paid on one occasion.

The maximum aggregate liability of Eurand for damages or otherwise in connection with the Purchase Agreement or any of the transactions contemplated thereby is limited to the Company Termination Fee.

Fees and Expenses. Except as provided in the section entitled “Termination Fees,” all costs and expenses incurred in connection with the Purchase Agreement and the transactions contemplated by the Purchase Agreement shall be paid by the party incurring or required to incur such expenses.

Amendment. The Purchase Agreement may not be amended except by an instrument in writing signed by the parties thereto.

Governing Law. The Purchase Agreement shall be governed by the laws of the State of New York.

Tender Agreements

Purchaser and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. (the “Warburg Funds”) have entered into a Tender Agreement dated as of November 30, 2010 (the “Warburg Tender Agreement”), pursuant to which each such shareholder has agreed, among other things, to tender all of the Shares held by such shareholder into the Offer. The Warburg Funds together beneficially own approximately 54.6% of the Shares. The Warburg Tender Agreement further provides that the Warburg Funds will vote, or cause to be voted, all Shares owned beneficially or of record by the respective Warburg Funds as to which the respective Warburg Funds have, directly or indirectly, the right to vote or direct the voting, (i) in favor of approval of the Purchase Agreement and each of the other transactions contemplated thereby, (ii) in favor of each of the actions constituting the Stockholder Approvals referred to in Section 2.04 of the Purchase Agreement, in each case effective as of, and conditional upon, the occurrence of the Offer Closing, (iii) against any action or agreement submitted for approval of the shareholders of Eurand that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Eurand contained in the Purchase Agreement or of the Warburg Funds contained in the Warburg Tender Agreement, (iv) against any action, agreement or transaction submitted for approval to the shareholders of Eurand that would reasonably be expected to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the timely consummation of the Offer; and (v) against any other action, agreement or transaction submitted for approval to the shareholders of Eurand in relation to a third party proposal, including in relation to a direct or indirect acquisition of at least 25% of Eurand’s assets, voting power and/or shares of any class of capital stock. The voting undertaking contained in the Warburg Tender Agreement will lapse upon the earliest of the following:

•	if terminated by Purchaser;

•	upon completion of the Offer Closing;

•	upon termination of the Purchase Agreement pursuant to its terms;

•

upon any amendment, modification, change or waiver to the Purchase Agreement that (a) results in a decrease in the Offer Price or a change in the form of consideration to be paid in the Offer, (b) extends the duration of the Marketing Period or the period following which Purchaser has an obligation to close or (c) extends the Termination Date; and

•	any amendment to the Purchase Agreement that otherwise requires shareholder approval under Dutch law.

Purchaser and Gearóid M. Faherty have entered into a Tender Agreement dated as of November 30, 2010 (the “Faherty Agreement”), pursuant to which such shareholder has agreed, among other things, to tender all of the Shares held by him into the Offer. Mr. Faherty beneficially owns approximately 3.7% of the Shares. The Faherty Tender Agreement further provides that Mr. Faherty will vote, or cause to be voted, all Company Shares and any other voting securities of the Company that are owned beneficially or of record by Mr. Faherty as to which Mr. Faherty has, directly or indirectly, the right to vote or direct the voting, (i) in favor of approval of the Purchase Agreement and each of the other transactions contemplated thereby, (ii) in favor of each of the actions constituting the Stockholder Approvals referred to in Section 2.04 of the Purchase Agreement, in each case effective as of, and conditional upon, the occurrence of the Offer Closing, (iii) against any action or agreement submitted for approval of the shareholders of Eurand that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Eurand contained in the Purchase Agreement or of Mr. Faherty contained in the Faherty Tender Agreement, (iv) against any action, agreement or transaction submitted for approval to the shareholders of Eurand that would reasonably be expected to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the timely consummation of the Offer and (v) against any other action, agreement or transaction submitted for approval to the shareholders of Eurand in relation to a third party proposal, including in relation to a direct or indirect acquisition of at least 25% of Eurand’s assets, voting power and/or shares of any class of capital stock. The voting undertaking contained in the Faherty Tender Agreement will lapse upon the earliest of the following:

•	if terminated by Purchaser upon written notice to Mr. Faherty;

•	upon completion of the Offer Closing;

•	upon termination of the Purchase Agreement pursuant to its terms;

•

upon any amendment, modification, change or waiver to the Purchase Agreement that (a) results in a decrease in the Offer Price or a change in the form of consideration to be paid in the Offer or (c) extends the Termination Date; and

•	any amendment to the Purchase Agreement that otherwise requires shareholder approval under applicable laws or the rules of any stock exchange.

Confidentiality Agreement

In connection with the process leading to the execution of the Purchase Agreement, TPG, Axcan Pharma and the Company entered into the Confidentiality Agreement dated as of July 13, 2010. The Confidentiality Agreement was amended by the September Side Letter and the Side Letter Regarding Confidentiality Agreement,

dated as of December 10, 2010 (the “December Side Letter”). Pursuant to the Confidentiality Agreement, as amended, as a condition to being furnished confidential information by the Company, TPG and Axcan Pharma agreed to use such confidential information solely for the purpose of evaluating a possible transaction with the Company. TPG and Axcan Pharma also agreed that, for a period of 12 months from the date of the Confidentiality Agreement, they and their affiliates would not solicit the employment of any officers or employees of the Company without obtaining the prior written consent of the Company, subject to certain limitations and exceptions. TPG and Axcan Pharma further agreed that for a period of eighteen months following the date of the Confidentiality Agreement, they would not acquire or offer to acquire any voting securities or assets of the Company or its subsidiaries, solicit proxies to vote any voting securities of the Company, submit a proposal for or offer of any extraordinary transaction involving the Company or any of its securities or assets, or take any other actions seeking to control or influence the management, Board or policies of the Company.

The foregoing summary of the Confidentiality Agreement, the September Side Letter and December Side Letter does not purport to be complete and is qualified in its entirety by reference to such agreements. The Confidentiality Agreement, the September Side Letter and December Side Letter are Exhibits (d)(4), (d)(5) and (d)(6), respectively, to the Schedule TO and are incorporated herein by reference.

12. Purpose of the Offer; Plans for Eurand.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Eurand. The Offer, as the first step in the acquisition of Eurand, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Post-Closing Reorganization is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate Post-Closing Reorganization as promptly as practicable after the Closing.

If you sell your Shares in the Offer, you will cease to have any equity interest in Eurand or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Post-Closing Reorganization is consummated, you also will no longer have an equity interest in Eurand. Similarly, after selling your Shares in the Offer or following the Post-Closing Reorganization, you will not bear the risk of any decrease in the value of Eurand.

Post-Closing Reorganization. To effect Parent and Purchaser’s acquisition of Eurand, Parent and Purchaser intend to effectuate a reorganization of Eurand and its subsidiaries simultaneously with or immediately after the Closing. Eurand shall, effective as of the Offer Closing, consummate the Asset Sale. Following the Offer Closing, Purchaser will provide for the Subsequent Offering Period. Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the conclusion of the Subsequent Offering Period, Purchaser or one or more of its designees will repay to Eurand an amount of the Note Payable equal to the Offer Price multiplied by the number of Shares not tendered in the Offer or during the Subsequent Offering Period. It is intended that Eurand will then be dissolved and liquidated with the assets of Eurand being distributed as follows by means of a liquidation distribution: (i) each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period shall receive cash in an amount equal to the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest thereon and less any applicable withholding taxes and (ii) Purchaser shall receive (in kind) the Note Payable. In connection with the Asset Sale, Purchaser shall provide a guarantee to the liquidator as to any deficit in the estate of Eurand, so as to enable the liquidator to pay the Offer Price per Share (less withholding taxes, if any) by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period. The Purchase Agreement requires Eurand to take all actions reasonably necessary to accomplish such Post-Closing Reorganization, including convening the extraordinary meeting of shareholders and obtaining all necessary resolutions by the Eurand board of directors. As a result of the Post-Closing Reorganization, Eurand will cease to be a publicly traded company and will be liquidated or become wholly owned by Purchaser.

Plans for Eurand. Parent will evaluate the business and operations of Eurand during the pendency of the Offer and intends to transfer Eurand’s business and operations to Axcan as part of the Post-Closing Reorganization and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Eurand’s former business, operations, capitalization and management with a view to optimizing development of the potential of Eurand’s former business.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Eurand, on the one hand, and Parent, Purchaser or Eurand, on the other hand, existed as of the date of the Purchase Agreement, and the Offer is not conditioned upon any executive officer or director of Eurand entering into any such agreement, arrangement or understanding.

It is possible that certain members of Eurand’s current management team will enter into new employment arrangements with Eurand after the completion of the Offer and the Purchase Agreement. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Asset Sale is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on the Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Eurand has shareholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from the Nasdaq Stock Market altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) Eurand has shareholders’ equity of less than $25 million, (B) the market value of Eurand’s listed securities is less than $35 million over a 10 consecutive business day period and (C) Eurand’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Eurand, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Eurand, as of December 16, 2010, there were 48,020,637 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Eurand to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Eurand to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Eurand. Furthermore, the ability of “affiliates” of Eurand and persons holding “restricted securities” of Eurand to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Eurand to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Post-Closing Reorganization, the registration of the Shares under the Exchange Act will be terminated following the consummation of Post-Closing Reorganization.

14. Dividends and Distributions.

The Purchase Agreement provides that from the date thereof to the earlier of the consummation of the Offer or the termination of the Purchase Agreement, without the prior written consent of Purchaser, Eurand will not, and will not allow its subsidiaries, unless required by Purchase Agreement or relevant law, to, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock or other securities, property or otherwise, with respect to any of Eurand’s capital stock.

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Purchase Agreement. Notwithstanding any other term of the Offer or the Purchase Agreement, but subject to compliance with any applicable rules and regulations of the SEC, including Rule 14e-1(c) relating to Purchaser’s obligation to accept and pay for or return tendered shares of Eurand after the termination of the Offer, Purchaser shall not be required to accept for purchase or pay for any Eurand Shares if:

(1) the Minimum Condition shall not have been satisfied;

(2) the applicable waiting period under the HSR Act shall not have expired or been terminated;

(3) the consummation of the Offer is unlawful under any antitrust, competition of foreign investment laws of any Antitrust Laws of Germany; or

(4) any of the following events or circumstances occurs or exists and is continuing:

(a) there shall be (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (ii) any other Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issues by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal;

(b) (i) Eurand shall have breached or failed to perform in any material respect its covenants or agreements under the Purchase Agreement, (ii) except in the case of the representations and warranties relating to certain capitalization matters and brokers, the representations and warranties of Eurand contained in the Purchase Agreement that are qualified by reference to a Material Adverse Effect shall not have been true and correct in all respects when made or at the consummation of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct in all respects only as of such date), (iii) except in the case of the representations and warranties referred to in clause (ii) above, the representations and warranties of Eurand contained in the Purchase Agreement that are not so qualified shall not have been true and correct when made or at the consummation of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except, in the case of clause (iii) only, for such failures to be true and correct as have not and would not, individually or in the aggregate, resulted in a Material Adverse Effect, and (iv) the representations and warranties referred to in clause (ii) above shall not have been true and correct in all respects when made or at the consummation of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct in all respects only as of such date), except for such failures to be true and correct as have not and would not, individually or in the aggregate, reasonably be expected to give rise to damages, losses, costs and expenses in excess of $5 million in the aggregate;

(c) (i) the Eurand board of directors, or any committee thereof, shall have withdrawn or modified, in a manner adverse to Purchaser including by amending the Schedule 14D-9, the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any superior proposal or any other acquisition of Shares other than the Offer or (ii) the Eurand board of directors, or any committee thereof, shall have resolved to do any of the foregoing;

(d) since the execution date of the Purchase Agreement, there shall have occurred a Material Adverse Effect;

(e) Eurand shall not have obtained the Board Approvals and Stockholder Approvals or the Board Approvals or Stockholder Approvals are no longer in full force or effect; or

(f) the Purchase Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Purchase Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser (except as provided in the Purchase Agreement with respect to the Minimum Condition, which is also for the benefit of Eurand) and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in its sole discretion prior to the expiration of the Offer. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Eurand with the SEC and other information provided by Eurand, we are not aware of any governmental license or regulatory permit that appears to be material to Eurand’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Eurand’s business, any of which under certain conditions specified in the Purchase Agreement, could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Purchase Agreement.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Purchaser, of its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated or extended by the FTC or the Antitrust Division. Purchaser and Eurand intend to file their Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer in early January. The required waiting period with respect to the Offer and the Purchase Agreement will expire 15 days following the date of Purchaser’s filing, unless the waiting period is earlier terminated by the FTC or the Antitrust Division, unless Purchaser pulls and re-files its Premerger Notification and Report Form before the expiration of the initial 15 calendar day waiting period, and unless the FTC or the Antitrust Division extend the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Purchaser pulls and re-files the Premerger Notification and Report Form, the waiting period will restart and will expire 15 calendar days following the re-filing of the Premerger Notification and Report Form unless the waiting period is earlier terminated by the FTC or the Antitrust Division, and unless the FTC or the Antitrust Division extend the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Purchase Agreement would be extended until 10 calendar days following the date of substantial compliance by Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period following substantial compliance with the Second Request by Purchaser, the waiting period could be extended only by court order or with Purchaser’s consent. In practice, complying with a Second Request can take a significant period of time. Although Eurand is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Eurand’s failure to make those filings nor a request for additional documents and information issued to Eurand from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Purchase Agreement.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Eurand. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Eurand, or any of their respective subsidiaries or affiliates or requiring other conduct relief. In this regard, the Purchase Agreement provides that Purchaser, Parent and their respective subsidiaries shall not be required to (i) sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses; (ii) terminate existing relationships, contractual rights or obligations; (iii) terminate any venture or other arrangement; (iv) create any relationship, contractual right or obligation or (v) effectuate any other change or restructuring (or, in each case, enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any antitrust authority in connection with any of the foregoing) (each a “Divestiture Action”). At the written request of Purchaser, Eurand shall, and shall cause its Subsidiaries to, consummate a Divestiture Action in connection with obtaining clearance under applicable antitrust laws; provided that, without the consent of Eurand, no such Divestment Action will be effective prior to the Offer Closing. Subject to Purchaser’s right to direct the antitrust defense of transactions contemplated by the Purchase Agreement, (i) in the event that any action is threatened or instituted challenging the Offer as violative of the HSR Act or any other antitrust laws, Eurand and Purchaser shall use their reasonable best efforts to avoid or resolve such action, and (ii) in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby, including the Offer, in accordance with the terms of the Purchase Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the transactions contemplated by the Purchase Agreement, Eurand and Purchaser shall use their reasonable best efforts to vacate, modify or suspend such injunction or order so as to permit such consummation.

United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer. See Section 15 — “Certain Conditions of the Offer.”

Eurand and Purchaser and certain of their respective subsidiaries conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Purchaser and Eurand are engaged, a filing with Germany’s Federal Cartel Office (“FCO”) and observation of the applicable waiting period under the German Act Against Restraints of Competition is required before the Contemplated Transactions may close. The initial (Phase I) waiting period is one month from filing of the German notification, unless the waiting period is terminated earlier by the FCO. The waiting period may be extended for an additional three months or, with the notifying party’s consent, for an even longer period of time for an in-depth investigation (Phase II). The Parties’ notification was submitted to the FCO on December 17, 2010, and Phase I will thus expire on January 17, 2011 unless terminated earlier or extended by the FCO for a Phase II review.

Eurand and Purchaser are not aware of any other pre-closing antitrust or competition law filings required in connection with the Contemplated Transactions.

17. Appraisal rights.

The holders of Shares are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that upon the Offer Closing or after the Subsequent Offering Period Purchaser holds 95% or more of the Shares, Purchaser may acquire the remaining Shares not tendered by means of buy-out proceedings (uitkoopprocedure) in accordance with article 2:92a of the DCC. In such proceedings the Dutch court can determine the price to be paid for the Shares, which may be different from the cash equivalent of the consideration offered in the Offer. The minority shareholders do not have the right to oblige the Purchaser to buy their Shares.

18. Fees and Expenses.

Parent and Purchaser have retained Okapi Partners LLC to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Eurand is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of Eurand’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Eurand” above.

Axcan Pharma Holding B.V.

December 21, 2010

SCHEDULE I

INFORMATION RELATING TO PURCHASER AND THE PARENT

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. The current business address of each person is c/o Axcan Holdings Inc., 100 Somerset Corporate Boulevard, Bridgewater, NJ 08807.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Frank Verwiel, M.D.	United States	President and Chief Executive Officer of Axcan Intermediate Holdings Inc. and Parent since February 2008. President and Chief Executive Officer of Axcan Pharma Inc. since July 2005. Director of Axcan Intermediate Holdings Inc., and Parent since February 2008. Director of Axcan Pharma Inc. since July 2005.

David Mims	United States	Executive Vice President and Chief Operating Officer of Axcan Intermediate Holdings Inc. and Parent since February 2008. Director of Axcan Intermediate Holdings Inc. since February 2008. Executive Vice President and Chief Operating Officer of Axcan Pharma Inc. since March 2000.

Steve Gannon	Canadian	Senior Vice President, Chief Financial Officer and Treasurer of Axcan Intermediate Holdings Inc. and Parent since February 2008. Director of Axcan Intermediate Holdings since February 2008. Senior Vice President and Chief Financial Officer of Axcan Pharma Inc. since February 2006. Chief Financial Officer at CryoCath Technologies Inc. until February 2006.

Alexandre LeBeaut, M.D.	United States	Senior Vice President and Chief Scientific Officer of Axcan Intermediate Holdings Inc. and Parent since September 2008. Senior Vice President and Chief Scientific Officer of Axcan Pharma Inc. from May 2006 to February 2007. Senior scientific positions with Schering-Plough, Sanofi-Aventis and Novartis Pharmaceuticals from February 2007 to September 2008 and prior to May 2006.

Nicholas Franco	Canadian	Senior Vice President, International Commercial Operations of Axcan Intermediate Holdings Inc. and Parent since February 2008. Senior Vice President, International Commercial Operations, of Axcan Pharma Inc. and President of Axcan Pharma SAS (France) since July 2007. Senior scientific positions with Novartis Pharma AG prior to July 2007.
Theresa Stevens, Esq.	United States	Senior Vice President, Business Development of Axcan Intermediate Holdings Inc. and Parent since May 2009. Executive positions with Novartis until May 2009.

Richard Tarte, Esq.	Canadian	General Counsel and Secretary of Axcan Intermediate Holdings Inc. and Parent since February 2008. Vice President, Corporate Development and General Counsel of Axcan Pharma Inc. since June 2001.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)

Richard DeVleeschouwer	United States	Senior Vice President, Human Resources and Assistant Secretary of Axcan Intermediate Holdings Inc. and Parent since March 2010. Director and Assistant Secretary of Axcan Intermediate Holdings Inc. since August 2010. Senior human resource roles in the health care industry prior to March 2010.

Fred Cohen, M.D., D. Phil	United States	Partner of TPG Capital, L.P. Director of Parent and Axcan Intermediate Holdings Inc. since February 2008.

Heather Preston, M.D.	United Kingdom; Canada	Managing Director of TPG Biotech. Director of Parent and Axcan Intermediate Holding Inc. since 2008.

Todd Sisitsky	United States	Partner of TPG Capital, L.P. Director of Parent and Axcan Intermediate Holdings Inc. since 2008.

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director of Purchaser. There are no officers of Purchaser. The current business address of each person is c/o Axcan Pharma Holding B.V., 100 Somerset Corporate Boulevard, Bridgewater, NJ 08807.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Richard Tarte, Esq. Director B	Canadian	General Counsel and Secretary of Axcan Intermediate Holdings Inc. and Parent since February 2008. Vice President, Corporate Development and General Counsel of Axcan Pharma Inc. since June 2001.

Richard Devleeschouwer, Director B	United States	Senior Vice President, Human Resources and Assistant Secretary of Axcan Intermediate Holdings Inc. and Parent since March 2010. Director and Assistant Secretary of Axcan Intermediate Holdings Inc. since August 2010. Senior human resource roles in the health care industry prior to March 2010.

ATC Management B.V., Director A of the Purchaser, is a limited liability company organized under the laws of the Netherlands. The address of ATC Management B.V. is Fred. Roeskestraat 123 1HG, 1076 EE Amsterdam, The Netherlands. ATC Management B.V. is, among others, a provider of management services and is part of a global fiduciary group, ATC Group, serving capital markets, alternative investment funds, international business and private clients. ATC Group’s principal business is to provide corporate services (including domiciliation, management bookkeeping and legal and compliance services), trust services and fund services to such clients.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

Call Toll-Free: (877) 248-6417

Phone: (718) 921-8317

If delivering by mail:	If delivering by hand or courier: (by 5:00 p.m. ET)

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297 0720

Shareholders and All Others, Call Toll-Free: (855) 208 8901

Email: info@okapipartners.com